Exhibit 99.1

BROOKFIELD CANADA OFFICE PROPERTIES

ANNUAL INFORMATION FORM

March 1, 2017

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

Notes Regarding This AIF	1
Note Regarding Financial Information	1
Forward-Looking Statements	1
Structure	2
Name, Address and Jurisdiction of Formation	2
History	2
Structure of Brookfield Canada Office Properties	3
General Development of the Business	5
Financings and Refinancings	5
Acquisitions and Dispositions	5
Capital Markets	5
Other	5
Business of Brookfield Canada Office Properties	6
Overview	6
Commercial Property Operations	6
Business Strategy	6
Investment Property and Corporate Debt Maturities	7
Primary Markets and Properties	9
Employees	14
Environmental Protection	14
Legal Proceedings	14
Risk Factors	14
Distributions and Distribution Policy	27
Historical Distributions on BOX Trust Units	27
Description of Brookfield Canada Office Properties	27
Authorized Capital and Outstanding Securities	28
Trust Units	28
Special Voting Units	28
Issuance of Trust Units	28
Repurchase of Trust Units	29
Limitations on Non-Resident Ownership of Trust Units	29
Investment Restrictions and Guidelines and Operating Plan	29
Trustees	30
Committees	31
Conflicts of Interest	31
Meetings of Unitholders	31
Amendments to the Declaration of Trust and Other Documents	31
Take-Over Bids	33
Information and Reports	33
Rights of Unitholders	33
Description of Brookfield Office Properties Canada LP	34
General Partner	34
Authorized Capital	34
Offers, Issuer Bids and Take-Over Bids	35
Distributions	35
Investment Restrictions and Guidelines and Operating Policies	36
Allocation of Net Income and Losses	37
Limited Liability	37
Amendments to the Limited Partnership Agreement	37
Ratings	38

Market for Securities	38
Trustees and Management	39
Overview	39
Trustees of BOX	39
Officers	40
Management Agreements	41
Interest of Management and Others in Material Transactions	46
Material Contracts	46
Exchange and Support Agreement	46
BPO Undertaking	47
Exemptive Relief	47
Auditors, Transfer Agent and Registrar	47
Audit Committee Information	48
Relevant Education and Experience	48
Pre-Approval Policies and Procedures	48
External Auditor Service Fees (By Category)	48
Additional Information	49
Appendix A – Commercial Properties by Region	50
Appendix B – Audit Committee Charter	51

Notes Regarding this AIF

In this Annual Information Form (“AIF”), “BOX”, “Brookfield Canada Office Properties”, the “Trust”, “we”, “us” and “our” refers to Brookfield Canada Office Properties, Brookfield Office Properties Canada LP and their direct and indirect subsidiaries, and includes BPO Properties Ltd. (“BPP”) prior to May 1, 2010, unless otherwise noted or the context requires otherwise.

Note Regarding Financial Information

Financial data included in this AIF has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar references, unless otherwise stated, are in Canadian dollars. This AIF should be read in conjunction with our management’s discussion and analysis and audited consolidated financial statements and appended notes, each of which appear in our annual report. Unless otherwise indicated, the statistical and financial data contained in this AIF are presented as at December 31, 2016.

Forward-Looking Statements

This AIF, particularly the sections entitled “General Development of the Business” and “Business of Brookfield Canada Office Properties”, contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although the Trust believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; uncertainties of real estate development or redevelopment; illiquidity of investments; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; the use of debt to finance our business; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; catastrophic events, such as earthquakes and hurricanes; dependence on management personnel; changes in tax laws and other tax-related risks; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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STRUCTURE

Name, Address and Jurisdiction of Formation

Brookfield Canada Office Properties is a limited purpose unincorporated, closed-ended, real estate investment trust established under and governed by the laws of the Province of Ontario and created pursuant to a declaration of trust dated as of March 19, 2010 as “Brookfield Office Properties Canada”. BOX amended and restated its declaration of trust (the “Declaration of Trust”) to change its name to “Brookfield Canada Office Properties” effective February 24, 2012. Although it is intended that BOX qualify as a “mutual fund trust” pursuant to the Income Tax Act (Canada) (the “Tax Act”), BOX is not a mutual fund under applicable securities laws. Our head and registered office is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3 (“Brookfield Place”).

History

We were formed in connection with the reorganization of the business of BPP on May 1, 2010 (the “Transaction”) pursuant to which BPP transferred its directly owned office assets to us. We also acquired the interest of Brookfield Office Properties Inc. (“BPO”) in Brookfield Place (the “Brookfield Place Interest”), widely regarded as the top commercial complex in Canada. Pursuant to the Transaction, BPO acquired all of the common equity of BPP that it did not already own and the public common shareholders of BPP received one trust unit for each BPP common share held. Select assets of BPP, including a portfolio of properties held through property-level joint-ventures (collectively, the “Canadian Office Fund”) and certain development properties, as well as certain other assets that we are not permitted to own under rules governing real estate investment trusts (“REITs”), were retained by BPP. Certain of the retained assets were transferred to BOX on December 1, 2011 (see “Canadian Office Fund Acquisition”). Our major milestones are summarized below.

Gentra Acquisition

Starting in 1997, BPO purchased shares of BPP (formerly Gentra Inc. and Royal Trustco Limited), a Canadian corporation and an owner of commercial properties primarily in the Toronto area, until April 2003, when its equity interest in BPP reached 89%.

Trizec Western Canada Acquisition

In June 2000, we acquired a Western Canadian office portfolio, consisting of four office towers in Calgary and Vancouver. These properties, formerly part of the TrizecHahn portfolio, comprised a total of 3.5 million square feet of prime office, retail and parking space. The portfolio included the flagship Bankers Hall East and West Towers and the Royal Bank Building in downtown Calgary, as well as the Royal Centre in downtown Vancouver.

Acquisition of the Brookfield Place Interest

On May 1, 2010, as part of the Transaction, we acquired from BPO the Brookfield Place Interest for a purchase price equal to approximately $866 million. The purchase price was satisfied by the payment of approximately $100 million in cash, the assumption of debt valued at approximately $342 million and the issuance of approximately 20.3 million Class B limited partnership units of Brookfield Office Properties Canada LP (“Class B LP Units”) valued at approximately $20.88 per unit.

Canadian Office Fund Acquisition

On December 1, 2011, we completed the acquisition from BPO of a 25% interest in nine office assets totaling approximately 6.5 million square feet in Toronto and Ottawa for $362 million. We funded the acquisition through cash of $222 million from existing liquidity and the remainder through the assumption of debt. The acquisition consolidated all but one of BPO’s Canadian operating properties in BOX and added the following nine office buildings to our portfolio:

•	First Canadian Place, Toronto;
•	2 Queen Street East, Toronto;
•	151 Yonge Street, Toronto;
•	Place de Ville I, Ottawa (two buildings);
•	Place de Ville II, Ottawa (two buildings); and

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•	Jean Edmonds Towers, Ottawa (two buildings).

Bay Adelaide Centre East

On July 11, 2013, we completed the acquisition from BPO of the Bay Adelaide Centre East development in downtown Toronto for an aggregate total investment of $602 million on an “as-if-completed-and-stabilized basis”. We paid $170 million at closing, and committed to fund an additional $26 million of up-front equity and $350 million from a first mortgage construction loan. Construction was substantially completed in late 2015.

Brookfield Place Calgary East

On October 14, 2014, we acquired the east tower of Brookfield Place Calgary development in downtown Calgary. We purchased the property, upon which a 56-storey, 1.4 million-square-foot premier office tower is currently under construction, from Brookfield Property Partners L.P. (“BPY”), based on a value of $1.025 billion at stabilization ($966 million net of an imputed return on BOX’s equity investment). BOX acquired the asset on an “as-if-completed-and-stabilized basis” and will retain development obligations including construction, lease-up and financing. Construction is scheduled to be completed in late 2017.

Structure of Brookfield Canada Office Properties

The following chart sets forth our current principal operating structure:

Notes:

(1)	As of March 1, 2017, BPY held units representing an aggregate equity interest in BOX of approximately 83% indirectly through its subsidiaries, including BPO.
(2)	Holders of Class B LP Units hold one special voting unit for each Class B LP Unit held. The special voting units provide voting rights with respect to BOX to holders of Class B LP Units.
(3)	Interests in the properties in our portfolio are held by Brookfield Office Properties Canada LP as well as various entities directly or indirectly owned by Brookfield Office Properties Canada LP.

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Our operating business is carried out by the following principal entities set out below:

Brookfield Office Properties Canada LP holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities. Brookfield Office Properties Canada LP is a limited partnership formed under the laws of the Province of Ontario pursuant to a limited partnership agreement that was amended and restated on May 1, 2010 (the “Limited Partnership Agreement”). The head and registered office of Brookfield Office Properties Canada LP is located at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3. The general partner of Brookfield Office Properties Canada LP is BOPC GP Inc., a wholly-owned subsidiary of BOX formed under the laws of Canada.

The following table sets forth the name, percentage interest held directly or indirectly and jurisdiction of incorporation of each of the other principal subsidiary entities:

Subsidiary	Jurisdiction of Formation	Percentage Interest	Property (including Percentage Interest if less than 100.0%) /Line of Business
Brookfield Office Properties Canada LP	Ontario	100%

105 Adelaide Street West, Toronto

20-22 Front Street W., Toronto

Bay Adelaide Centre, including West below grade, East below grade and North below grade parcels Toronto

Exchange Tower & Lands, Toronto (50%)

Queen’s Quay Terminal & Lands, Toronto

Merivale Pad, Nepean

Bankers Court, Calgary (50%)

BOPC COF LP	Ontario	100%	Jean Edmonds Tower, Ottawa (25%) Place de Ville I, Ottawa (25%) Place de Ville II, Ottawa (25%) 2 Queen Street East, Toronto (25%)
Bay Adelaide East LP	Ontario	100%	Bay Adelaide Centre East above grade parcel and Yonge Adelaide parcel, Toronto
BAC Retail Concourse GP	Ontario	100%	Bay Adelaide Centre Retail, Toronto
BOPC FCP LP	Ontario	100%	First Canadian Place, Toronto (25%) Leasehold (100%) and Freehold (50%)
BPO Properties Bloor Yonge LP	Ontario	100%	Hudson’s Bay Centre, Toronto
BP LP	Ontario	100%	Bay Wellington Tower Lands & Buffer Lands, Toronto
Brookfield Place (Wellington) Limited	Canada	100%	Bay Wellington Tower Operating Lease, Toronto
Galleria Concourse Operations Inc.	Ontario	50%	Brookfield Place, Retail and Parking, Head Lease, Toronto
Bankers Hall LP	Alberta	100%	Bankers Hall & Royal Bank Building, Calgary (50%)
Fifth Avenue LP	Alberta	100%	Fifth Avenue Place, Calgary (50%)
SEC LP	Alberta	100%	Suncor Energy Centre, Calgary (50%)
Brookfield Place (Calgary) LP	Alberta	100%	Brookfield Place Calgary West Tower Lands and East Tower, including Bow Parkade

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GENERAL DEVELOPMENT OF THE BUSINESS

The significant events affecting our business during the last three financial years and to the date of this AIF are summarized below. We have not repeated the major events referred to above under “Structure – History”.

Financings and Refinancings

On October 9, 2014, we upsized our corporate revolver facility by $80 million to $280 million through the addition of two banks and extended the term by one year to August 2018. The interest rate was also reduced from bankers’ acceptance plus 175 basis points to 145 basis points. On May 21, 2015, we further upsized the facility by an additional $70 million to $350 million. On August 28, 2015, we extended it for an additional two years under the existing financial terms (maturing in August 2020), and on August 29, 2016, we extended it for an additional year to August 29, 2021.

On December 1, 2014, we closed on the refinancing of the First Canadian Place debt. Net proceeds were $37 million at 100%, or $9 million at 25% ownership. The refinancing has a nine-year term at an interest rate of 3.559%.

On June 10, 2015, we established new financing at Place de Ville I and II for $175 million ($44 million at our share). The new financing has a ten-year term maturing June 10, 2025 with a fixed interest rate of 3.752% per annum.

On May 13, 2016, we extended our debt at Hudson’s Bay Centre, Toronto with upfinancing of $40 million for an additional two-year period to May 2018 at a rate of CDOR Plus 150 basis points.

Acquisitions and Dispositions

On January 22, 2015, we sold 151 Yonge St. in Toronto, together with our Canadian Office Fund partners, for $154 million ($38 million at our share).

On September 30, 2015, we sold the HSBC Building (70 York Street) in Toronto for $110 million. The sale generated net proceeds of $67 million.

On February 29, 2016, we sold Royal Centre in Vancouver generating net proceeds of $285 million.

Capital Markets

In May 2016, we filed a short form base shelf prospectus with the securities regulatory authorities in all of the provinces and territories of Canada and a registration statement on Form F-10 with the United States Securities and Exchange Commission. This shelf prospectus allows us to issue trust units and debt securities and BPO to sell trust units, in an aggregate amount of up to $750 million.

On November 10, 2016, we announced that the TSX approved our notice of intention to renew our normal course issuer bid. During the twelve-month period commencing November 14, 2016 and ending November 13, 2017, we are authorized to purchase on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE”) and any alternative Canadian trading system, up to 1,581,302 trust units, representing approximately 10% of our public float.

Other

On April 21, 2014, we declared a 5% increase to the yearly distribution per trust unit from $1.17 to $1.24, effective with the distribution payable on June 13, 2014.

On January 25, 2016, we declared a 6% increase to the yearly distribution per trust unit from $1.24 to $1.31, effective with the distribution payable on April 15, 2016.

On March 24, 2016, we announced a special distribution from the proceeds of the sale of Royal Centre of $1.60 per trust unit payable on April 19, 2016.

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On January 23, 2017, we received a proposal from BPY to acquire all of the trust units that it or its affiliates do not already own for $30.10 cash per unit. Our board of trustees has established a special committee to review and consider the proposal and has appointed financial and legal advisors in connection with the proposal.

BUSINESS OF BROOKFIELD CANADA OFFICE Properties

Overview

BOX’s portfolio is comprised of interests in 26 premier office properties totaling 20.3 million square feet in the downtown cores of Toronto, Calgary and Ottawa. Landmark assets include Brookfield Place in Toronto and Bankers Hall in Calgary. Our development portfolio consists of the Brookfield Place Calgary East development site totaling 1.4 million square feet. Our trust units trade on the Toronto Stock Exchange (“TSX”) under the symbol “BOX.UN” and on the New York Stock Exchange (“NSYE”) under the symbol “BOXC”. A schedule of our commercial properties by region is set out in Appendix A.

Commercial Property Operations

We own and proactively manage premier properties in dynamic and, in many instances, supply-constrained markets with high barriers to entry, and maintain one of Canada’s most distinguished portfolios of office properties. Our primary markets are the financial, energy and government sectors in the cities of Toronto, Calgary and Ottawa. Our strategy is to concentrate operations within a select number of Canadian gateway cities with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.

We focus on the following strategic priorities:

•	realizing value from our properties through proactive leasing initiatives;

•	prudent capital management including the refinancing of mature properties; and

•	acquiring high quality commercial properties in our primary markets for value when opportunities arise.

Business Strategy

Long-Term Lease Profile Limits Market Risk. Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall re-tenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and although each market is different, the majority of our leases, when signed, extend between five and ten-year terms. We attempt to stagger our lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. As a result of this strategy, approximately 4.3% of our leases, on average, mature annually up to and including 2020.

Diversified, High Credit Quality Tenants. An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality, in order to ensure the long-term sustainability of rental revenues through economic cycles.

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The following list shows the largest tenants in our portfolio by leased area and their respective credit ratings and lease commitments as at December 31, 2016:

Tenant	Primary Location	Credit Rating(1)	Year of Expiry	000’s Sq. Ft.	% of Sq. Ft.(2)
Government and Related agencies	Toronto, Ottawa	AAA	Various	1,846	11.1%
Suncor Energy Inc.	Calgary	A-	2028	1,332	8.0%
Bank of Montreal	Toronto, Calgary	A+	Various	1,103	6.5%
Deloitte LLP	Toronto, Calgary	Not Rated	Various	575	3.5%
Canadian Natural Resources	Calgary	BBB+	2026	531	3.2%
Repsol Oil & Gas (Talisman Energy)	Calgary	BBB-	2025	446	2.7%
Enbridge Inc.	Calgary	BBB+	2028	401	2.4%
Bennett Jones LLP	Toronto, Calgary	Not Rated	2027	323	1.9%
CIBC	Toronto, Calgary	A+	Various	311	1.9%
KPMG Management Services Inc.	Toronto	Not Rated	2025	297	1.8%
Royal Bank of Canada	Toronto, Calgary	AA-	Various	292	1.8%
Osler, Hoskin & Harcourt LLP	Toronto	Not Rated	2030	199	1.2%
Goodmans LLP	Toronto	Not Rated	2026	182	1.1%
The Bay	Toronto	B+	2020	179	1.1%
Borden Ladner Gervais LLP	Toronto	Not Rated	2032	177	1.1%
Gowlings Canada Inc.	Toronto	Not Rated	2020	170	1.0%
The Manufacturers Life Insurance	Toronto	AA-	2022	169	1.0%
Fasken Martineau	Toronto	Not Rated	2030	165	1.0%
Cenovus Energy	Calgary	BBB	2020	163	1.0%

Notes:

(1)	From Standard & Poor’s.
(2)	Percentage of total leasable area of commercial properties.

Proactive Leasing Strategy. Our proactive leasing strategy produced total 2016 leasing of approximately 1.3 million square feet for our portfolio. Our vacancy rates are significantly below the market average in almost all of our primary markets. Our total portfolio occupancy rate was 94.7% at December 31, 2016. Increasing occupancy and reducing rollover exposure allows for continued stable cashflow and low levels of capital expenditures and leasing costs.

Acquire high quality properties in our target markets. Our strategy is to opportunistically acquire assets in high growth markets, namely markets where financial services, government and energy sectors drive the market, and assets which exhibit an opportunity to improve or preserve returns through repositioning (through a combination of capital improvements and for shifts in marketing strategy), changes in management focus and re-leasing as existing leases terminate.

Investment Property and Corporate Debt Maturities

Our secured investment property and corporate debt is non-recourse to us, except for the loans at Hudson’s Bay Centre which has limited recourse to the Trust of $15 million, and Bay Adelaide East and Brookfield Place Calgary East which have limited recourse of up to $50 million and $60 million, respectively.

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The details of our investment property and corporate debt as at December 31, 2016 are as follows:

		Interest		Maturity	BOX’s Share
	Location	Rate %		Date	(Millions $)	Mortgage Details
Commercial property
2 Queen St. E.	Toronto	5.64		December 2017	28.6	Non-recourse - fixed rate
Hudson's Bay Centre(1)	Toronto	2.38		May 2018	137.3	Limited recourse - floating rate
Bay Adelaide East(2)	Toronto	2.74		December 2018	326.7	Limited recourse - floating rate
Brookfield Place Toronto	Toronto	3.24		January 2020	486.5	Non-recourse - fixed rate
22 Front St. West	Toronto	6.24		October 2020	16.4	Non-recourse - fixed rate
Bankers Court	Calgary	4.96		November 2020	41.1	Non-recourse - fixed rate
Queen's Quay Terminal	Toronto	5.40		April 2021	78.6	Non-recourse - fixed rate
Fifth Avenue Place	Calgary	4.71		August 2021	154.2	Non-recourse - fixed rate
Bay Adelaide West	Toronto	4.43		December 2021	368.5	Non-recourse - fixed rate
Exchange Tower	Toronto	4.03		April 2022	105.7	Non-recourse - fixed rate
105 Adelaide St. West	Toronto	3.87		May 2023	34.1	Non-recourse - fixed rate
Bankers Hall	Calgary	4.38		November 2023	284.4	Non-recourse - fixed rate
First Canadian Place	Toronto	3.56		December 2023	74.7	Non-recourse - fixed rate
Jean Edmonds Towers	Ottawa	6.79		January 2024	15.6	Non-recourse - fixed rate
Place de Ville I	Ottawa	3.75		June 2025	21.0	Non-recourse - fixed rate
Place de Ville II	Ottawa	3.75		June 2025	22.8	Non-recourse - fixed rate
Suncor Energy Centre	Calgary	5.19		August 2033	257.4	Non-recourse - fixed rate

Development
Brookfield Place Calgary East(3)	Calgary	2.61		November 2018	325.6	Limited recourse - floating rate

Corporate
$350M Corporate Revolver	—	2.36		August 2021	60.0	Recourse - floating rate
		3.77	(4)		2,839.2
Premium on assumed mortgages					0.8
Deferred financing costs					(12.0)
Total		3.77	(4)		$2,828.0

Notes:

(1)	This loan has limited recourse to the Trust for up to $15 million.
(2)	This loan has a three-year term from the date of the initial advance, and has limited recourse to the Trust for up to $50 million. Two one-year extension options are available provided certain leasing thresholds have been met and no material defaults have occurred. The criteria for the second option to extend the maturity to 2018 have been met as of December 31, 2016.
(3)	This loan has a limited recourse to the Trust for up to $60 million. A one-year extension option is available provided certain leasing thresholds have been met and no material defaults have occurred. The criteria to extend the maturity to 2018 have been met as of December 31, 2016.
(4)	Represents weighted average interest rate at December 31, 2016.

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Primary Markets and Properties

The following is a brief overview of the commercial property markets in which we operate as of the date of this AIF and includes discussion of management’s expectations with respect to certain markets which, by its nature, contains certain forward-looking statements. Forward-looking statements require us to make certain assumptions and are subject to inherent risks and uncertainties that could cause actual results or events to differ materially from current expectations. Please refer to the sections “Forward-looking Statements” and “Risk Factors” for a discussion of certain of these risks and uncertainties and material facts and assumptions related to the statements set forth in this section. In this section, total area includes commercial office, retail, storage and parking. The “Form and Percentage of Ownership” column in the tables below refers to the proportionate percentage ownership of BOX.

The following overview includes references to various classes of properties in some of our markets. These classes represent a subjective quality rating of buildings which indicates the competitive ability of each building to attract similar types of tenants. A combination of factors, including rent, building finishes, system standards and efficiency, building amenities, location/accessibility and market perception, are used as relative measures. The difference between each of these classifications varies by market and Class B and C buildings are generally classified relative to Class A buildings. There is no definitive formula for classifying a building, but the general characteristics of each are as follows:

•	Class A: Most prestigious buildings competing for premier office tenants with rents above average for the area. Buildings have high quality standard finishes, state of the art systems, very strong accessibility and a clear market presence. “Class AA” is also used in certain markets to refer to premium buildings at the top end of the Class A category.

•	Class B: Buildings competing for a wide range of tenants with rents in the average range for the area. Building finishes are fair to good for the area and systems are adequate, but the buildings rent for less than Class A buildings.

•	Class C: Buildings competing for tenants requiring functional space at rents below the average for the area and the buildings rent for less than both Class A and Class B buildings.

This rating system is broadly used in the commercial real estate industry.

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Toronto, Ontario

The Downtown Toronto office market consists of approximately 72.3 million square feet of space. The Downtown Toronto overall vacancy rate at December 31, 2016 was 4.0%, a 13.0% decrease from 4.6% at year-end 2015 and vacancy in Class AA and A markets in the Downtown Toronto financial core was 4.3% at year-end 2016, an 18.9% decrease from 5.1% at year-end 2015. Our vacancy rate in this market is 4.5%. Absorption in Class AA and A markets in the Downtown Toronto financial core was positive 482,263 square feet during 2016 compared to negative 78,604 square feet during 2015. Our average in-place net rent per square foot in this market was $29.96 per square foot as at December 31, 2016, as compared to the average market net rent of $32.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Brookfield Place Toronto			Brookfield Place consists of almost 3.2 million square feet of rentable commercial and parking space comprising two high-rise office towers located in Toronto’s financial core in the block bounded by Bay, Wellington, Yonge and Front Streets. A 90-foot high glass-enclosed galleria integrates the two office towers, the related retail space, the Hockey Hall of Fame and 13 other historical buildings. With direct access to Union Station, the Metro Toronto subway system and Commerce Court, Brookfield Place is a key point of entry in the underground pedestrian walkway system in Toronto.

- Bay Wellington Tower	1,407	100% fee interest.	Built in 1992, the Bay Wellington Tower is a 47-storey tower located on the northern portion of Brookfield Place.

- 22 Front Street - Retail and Parking	144 556	100% fee interest. 50% interest (on a psf basis) in Retail and a 56% interest in Parking. The remaining 50% interest in Retail and 44% interest in Parking is owned by OMERS Realty Corporation.

22 Front Street is one of the 12 surviving historic buildings at the Brookfield Place site that were incorporated as an integral component of the complex’s design and preserved as part of Toronto’s living heritage.

This retail, heritage, office and parking complex is located between TD Canada Trust and Bay Wellington Towers and encompasses the office space in the historic and entertainment portions of Brookfield Place. Brookfield Place includes retail on the concourse and main street levels, as well as below-grade parking stalls serving the Brookfield Place complex and the Downtown district.

The Exchange Tower Block			The Exchange Tower Block consists of two office towers - the Exchange Tower and 105 Adelaide - and the retail and parking components of the complex.

- Exchange Tower	1,230	50% leasehold interest in the north parcel (containing a 3-storey building) and a 50% freehold and leasehold interest in the south parcel (which includes the Exchange Tower). The remaining 50% leasehold and freehold interests are held by TTC Pension Fund (25%) and Hospitals of Ontario Pension Fund (25%).	Exchange Tower is located in Toronto’s financial core at the corner of York and King Streets. The office property is integrated with the Toronto financial core and the underground pedestrian network as a component of the Exchange Tower Block. The building was built 1981 and renovated in 1999.

- 105 Adelaide Street West	214	100% leasehold interest and a 25% fee interest in the Canadian Office Fund’s 50% interest. The other 50% freehold interest is owned by a Canadian life insurance company.	105 Adelaide Street West, also known as Northbridge Place, is a 12-storey office property located in the financial core between the Exchange Tower and First Canadian Place. This Class A building was built in 1962 and completely renovated in 1990.

Hudson’s Bay Centre	920	100% leasehold interest and 100% fee interest in certain components.	The Hudson’s Bay Centre comprises an office tower at 2 Bloor Street East, the Bay department store and an extensive retail concourse with a variety of shops and services. Built in 1973 and renovated in 2001, the building is directly above the intersection of two subway lines at the corner of Yonge and Bloor Streets and in close proximity to the Don Valley Expressway.

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Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Queen’s Quay Terminal	510	100% fee interest.	Built in 1926 and renovated in 1983, Queen’s Quay Terminal is located on the waterfront in Downtown Toronto’s financial district. The property also contains condominium units which are owned freehold by other parties.

Bay Adelaide Centre West Tower	1,379	100% fee interest.	Bay Adelaide West is located in Toronto’s financial core at the corner of Bay and Adelaide Streets. It is a 51-storey office tower and is integrated with the underground pedestrian network. Completed in 2009, Bay Adelaide West was the first major development in the Toronto financial district in over 17 years.

Bay Adelaide Centre East Tower	1,211	100% fee interest.	Bay Adelaide East, the second phase of the Bay Adelaide Centre project, is a 44-storey office tower. The tower is integrated with Toronto’s underground pedestrian network. Construction was substantially completed in late 2015.

Bay Adelaide Centre Retail	33	100% fee interest.	This retail complex is situated on the concourse level of Bay Adelaide Centre West and East and extends north to Richmond Street.

First Canadian Place	2,831	25% leasehold interest to 2023. 12.5% fee interest thereafter.	Located in Downtown Toronto, First Canadian Place is a complex consisting of office, banking, shopping and parking. With 72-stories, the office tower has remained unchallenged as the tallest office building in Canada since it was constructed in 1975.

2 Queen St. E.	535	20.9% fee interest and 4.1% leasehold interest.	2 Queen Street East is situated in Toronto’s financial core and built in 2003. The property’s unique design incorporates an historic 1910 bank branch. The property provides a direct connection to the city’s underground pedestrian walkway and is integrated with the Queen Street subway station.

| Brookfield Canada Office Properties | 2017 Annual Information Form	11

Calgary, Alberta

The Downtown Calgary office market consists of approximately 42.5 million square feet of space. The Downtown Calgary overall vacancy rate at December 31, 2016 was 24.8%, a 37.0% increase from 18.1% at year-end 2015 and vacancy in Class AA and A markets was 20.1% at year-end 2016, a 40.6% increase from 14.3% at year-end 2015. Our vacancy rate in this market is 6.5%. Absorption in Class AA and A markets in Downtown Calgary was negative 1,227,015 square feet during 2015 compared to negative 707,469 million square feet in 2015. Our average in-place net rent per square foot in this market was $31.71 per square foot as at December 31, 2016, as compared to the average market net rent of $23.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Bankers Hall	2,643	50% fee interest. The remaining 50% interest is owned by British Columbia Investment Management Corporation ("bcIMC").	Built in 1988, the Bankers Hall complex is comprised of three towers: East Tower, West Tower and the Royal Bank Building. The East and West Towers are twin 52-storey office towers sitting above a 7-storey office/retail podium that integrates the historic Hollingsworth Building and the adjacent 26-storey Royal Bank Building.

Bankers Court	333	50% fee interest. The remaining 50% interest is owned by bcIMC.	Bankers Court, substantially completed in March 2009, is a 15-storey office tower and is directly adjacent to Bankers Hall and connected by sky bridge.
Suncor Energy Centre	2,081	50% fee interest. The remaining 50% interest is owned by ARCI Ltd.

Suncor Energy Centre consists of a two-tower office-retail complex and underground parking garage. The office towers are the 52-storey west tower and the 32-storey east tower. The property is located in the Calgary Central Business District (“CBD”) and is connected to the above-ground pedestrian walkway system. The property was constructed in 1983 and is one of the top three office complexes in Calgary.

Fifth Avenue Place	1,770	50% fee interest. The remaining 50% interest is owned by Alberta Investment Management.

Fifth Avenue Place is comprised of two 35-storey office towers. Fifth Avenue Place, which is connected to the above-ground pedestrian walkway system, was completed in 1981, and since acquisition has undergone a substantial capital investment program.

Brookfield Place Calgary East	1,400	100% fee interest	Brookfield Place Calgary East is a 56-storey office tower currently under development in downtown Calgary. The tower will be integrated with the plus-15 skywalk system and the Calgary LRT on 7th Ave. Upon completion in late 2017, the office tower will be Western Canada’s tallest building.

| Brookfield Canada Office Properties | 2017 Annual Information Form	12

Ottawa, Ontario

The Ottawa CBD office market consists of approximately 16.1 million square feet of space. The Ottawa CBD overall vacancy rate at December 31, 2016 was 9.5%, a 5.6% increase from 9.0% at year-end 2015 and vacancy in the Class A market in the Ottawa CBD was 6.5% at year-end 2016, a 4.8% increase from 6.2% at year-end 2015. Our vacancy rate in this market is 5.0%. Absorption in the Ottawa CBD market for Class A buildings was negative 211,860 square feet during 2016 compared to positive 90,578 square feet in 2015. Our average in-place net rent per square foot in this market was $20.45 per square foot as at December 31, 2016, as compared to the average market net rent of $18.00 per square foot at that time.

Property	Total Area (000’s Sq.Ft.)	Form and Percentage of Ownership	Description
Place de Ville I	946	25% leasehold interest.	Place de Ville I is located in the western portion of Ottawa’s Downtown core in the block bounded by Albert Street, Kent Street, Queen Street and Lyon Street. Built in 1974 and renovated in 1994, the property is comprised of two towers (A and B), situated at right angles to each other.

Place de Ville II	925	25% fee interest.	Place de Ville II is located in the western portion of Ottawa’s Downtown core in the block bounded by Sparks Street, Kent Street, Queen Street and Lyon Street. It is comprised of Tower C, a 29-storey building, the Podium, a smaller 4-storey building, a below grade retail service concourse which includes office space, retail outlets, a food court, storage space and, a four-level underground parking facility. The building was built in 1971 and renovated in 1995.

Jean Edmonds Towers	663	25% fee interest.	Jean Edmonds Towers is located in the western portion of Ottawa’s Downtown core in the block bounded by Slater Street, Kent Street, Laurier Avenue West and Bank Street. Built in 1974 and renovated in 1994, the property is comprised of two 20-storey buildings linked at ground level by a 1-storey building which serves as a restaurant. The remaining ground floor premises, situated in the towers themselves, offer retail services.

| Brookfield Canada Office Properties | 2017 Annual Information Form	13

Employees

BPO and its affiliates (collectively, but excluding BOX and its subsidiaries, the “Manager”) provide asset and property management services to us under long-term arrangements. The Manager draws on members of its senior management and other individuals to fulfill its obligations to us. We do not have any employees and depend on the management and administration services provided by the Manager.

Environmental Protection

Environmental initiatives are a major component of our strategic business plan. Environmental stewardship is a high priority for us and we treat it as a key business objective, along with revenue growth and risk management.

Our objective is to maximize energy and resource efficiency and environmental stewardship at our properties, together with the wellness and safety of our tenants, employees and those that live in the neighborhoods that house our properties.

We achieve this through an integrated strategy based on three principles that are embedded in our corporate culture. These tenets are the foundation of our commitment to environmental responsibility.

(i)	To operate, develop, retrofit, redesign and renovate properties to achieve optimum energy efficiency, occupant satisfaction and reduced carbon emissions.

(ii)	To incorporate innovative environmental strategies in order to achieve best-in-industry environmental performance in all new office developments.

(iii)	To seek best-in-class environmental certifications, actively participate in green industry organizations and support new initiatives that foster the energy and resource-efficient operation of office buildings and environmentally sustainable communities and practices.

Legal Proceedings

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Risk Factors

Our strategy is to invest in high-quality commercial properties defined by the certainty of receiving rental payments generated by the tenants of those assets. However, we remain exposed to certain risks specific to our portfolio and those inherent in the commercial property business. Therefore, in evaluating BOX and our business, the following challenges, uncertainties and risks should be considered in addition to the other information contained in this AIF.

Our economic performance and the value of our real estate assets are subject to the risks incidental to the ownership and operation of real estate properties.

Our economic performance, the value of our real estate assets and, therefore, the value of unitholders’ investments are subject to the risks normally associated with the ownership and operation of real estate properties, including but not limited to: downturns and trends in the national, regional and local economic conditions where our properties are located; the cyclical nature of the real estate industry; local real estate market conditions such as an oversupply of office properties, including space available by sublease, or a reduction in demand for such properties; changes in interest rates and the availability of financing; competition from other properties; changes in market rental rates and our ability to rent space on favourable terms; the bankruptcy, insolvency, credit deterioration or other default of our tenants; the need to periodically renovate, repair and re-lease space and the costs thereof; increases in maintenance, insurance and operating costs; civil disturbances, earthquakes and other natural disasters, or terrorist acts or acts of war which may result in uninsured or underinsured losses; the decrease in the attractiveness of our properties to tenants; the decrease in the underlying value of our properties; and certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges that must be made regardless of whether or not a property is producing sufficient income to service these expenses.

| Brookfield Canada Office Properties | 2017 Annual Information Form	14

We are dependent upon the economic conditions of the markets where our properties are located.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own properties. A protracted decline in economic conditions will cause downward pressure on our operating margins and asset values as a result of lower demand for space.

A prolonged downturn in the Canadian economy would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation or other factors, we may not be able to offset such increases by increasing rents. Because our portfolio consists primarily of office buildings (as compared to a more diversified real estate portfolio), a decrease in demand for office space could adversely affect our results of operations. Additionally, there are submarkets within our primary markets that are dependent upon a limited number of industries, and a significant downturn in one or more of these industries could also adversely affect our results of operations.

Our inability to enter into renewal or new leases on favorable terms for all or a substantial portion of space that is subject to expiring leases would adversely affect our cash flows and operating results.

Our income-producing properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all.

Our competitors may adversely affect our ability to lease our properties which may cause our cash flows and operating results to suffer.

Numerous other developers, managers and owners of office properties compete with us in seeking tenants and management revenues. Some of the properties of our competitors may be newer, better located or better capitalized. These competing properties may have vacancy rates higher than our properties, which may result in their owners being willing to make space available at lower prices than the space in our properties, particularly if there is an oversupply of space available in the market. Competition for tenants could have an adverse effect on our ability to lease our properties and on the rents that we may charge or concessions that we must grant. If our competitors adversely impact our ability to lease our properties, our cash flows and operating results may suffer.

Our ability to realize our strategies and capitalize on our competitive strengths are dependent on our ability to effectively operate our large group of commercial properties, maintain good relationships with tenants and remain well capitalized, and our failure to do any of the foregoing would affect our ability to compete effectively in the markets in which we do business.

Reliance on significant tenants could adversely affect our results of operations.

Many of our properties are occupied by one or more significant tenants and, therefore, our revenues from those properties are materially dependent on the creditworthiness and financial stability of those tenants. Our business would be adversely affected if any of those tenants failed to renew certain of their significant leases, became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all. In the event of a default by one or more significant tenants, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing the property. If a lease of a significant tenant is terminated, it may be difficult, costly and time consuming to attract new tenants and lease the property for the rent and on terms as favourable as the previous lease.

Our tenant base is concentrated heavily in three industries and unfavourable conditions in these industries may adversely impact our financial condition and results of operations.

As part of our strategy is to focus on markets underpinned by the financial services, government and resources and energy industries, a significant downturn in one or more of the industries in which these businesses operate would adversely affect our results of operations. In addition, austerity measures and governmental deficit reduction programs may lead governments to consolidate and reduce their office space and decrease their workforce, which may reduce demand for office space in the government sector.

| Brookfield Canada Office Properties | 2017 Annual Information Form	15

We face potential adverse effects from tenant defaults, bankruptcies or insolvencies.

A tenant may experience a downturn in its business, which could cause the loss of that tenant or weaken its financial condition and result in the tenant’s inability to make rental payments when due or, for retail tenants, a reduction in percentage rent payable. If a tenant defaults, we may experience delays and incur costs in enforcing our rights as landlord and protecting our investments.

We cannot evict a tenant solely because of its bankruptcy. In addition, in certain jurisdictions where we own properties, a court may authorize a tenant to reject and terminate its lease. In such a case, our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent owed under the lease. In any event, it is unlikely that a bankrupt or insolvent tenant will pay in full amounts it owes under a lease. The loss of rental payments from tenants and costs of re-leasing would adversely affect our cash flows and results of operations. In the event of a significant number of lease defaults and/or tenant bankruptcies, our cash flow may not be sufficient to pay cash distributions to our unitholders and repay maturing debt and any other obligations.

We face risks associated with the use of debt to finance our business, including refinancing risk.

We incur debt in the ordinary course of our business and therefore are subject to the risks associated with debt financing. These risks, including the following, may adversely affect our financial condition and results of operations. Our cash flow may be insufficient to meet required payments of principal and interest. Payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses. We may not be able to refinance indebtedness on our properties at maturity due to business and market factors including: disruptions in the capital and credit markets; the estimated cash flow of our properties; the value of our properties; financial, competitive, business and other factors, including factors beyond our control. The terms of a refinancing may not be as favourable as the original terms of the related indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to dispose of one or more of our properties upon disadvantageous terms. In addition, prevailing interest rates or other factors at the time of refinancing could increase our interest expense, and if we mortgage property to secure payment of indebtedness and are unable to make mortgage payments, the mortgagee could foreclose upon such property or appoint a receiver to receive an assignment of our rents and leases. This may adversely affect our ability to pay distributions or make payments to our unitholders and lenders.

If we are unable to manage our interest rate risk efficiently, our cash flows and operating results may suffer.

Advances under credit facilities and certain property-level mortgage debt bear interest at a variable rate. We may incur further indebtedness in the future that also bears interest at a variable rate or we may be required to refinance our debt at higher rates. In addition, though we attempt to manage interest rate risk, there can be no assurance that we will hedge such exposure effectively or at all in the future. Accordingly, increases in interest rates above that which we anticipate based upon historical trends would adversely affect our cash flows.

Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates, which could adversely affect our financial condition and results of operations.

We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry; however, our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates in the future.

Where properties are insured by our partners, all risk property insurance and rental value coverage is provided with limits that we believe are in line with what owners of similar properties carry.

There also are certain types of risks (such as war, or environmental contamination, such as toxic mold) which are either uninsurable or not economically insurable. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our properties, and would continue to be obligated to repay any recourse mortgage indebtedness on such properties.

| Brookfield Canada Office Properties | 2017 Annual Information Form	16

Possible terrorist activity could adversely affect our financial condition and results of operations and our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Possible terrorist attacks in the markets where our properties are located may result in declining economic activity, which could reduce the demand for space at our properties, reduce the value of our properties and reduce the financial stability of our tenants by harming the demand for goods and services offered by our tenants. Additionally, terrorist activities could directly affect the value of our properties through damage, destruction or loss.

Our portfolio is concentrated in large metropolitan areas, some of which have been or may be perceived to be subject to terrorist attacks. Many of our properties consist of high-rise buildings, which may also be subject to this actual or perceived threat. Our insurance may not cover some losses due to terrorism or may not be obtainable at commercially reasonable rates.

Our failure to qualify for the REIT Exemption to the SIFT Rules would have adverse consequences.

The Tax Act contains provisions which potentially impose tax on publicly traded trusts and partnerships that are specified investment flow through trusts or partnerships for purposes of the Tax Act (“SIFTs”) and their beneficiaries and partners (the “SIFT Rules”). There is an exemption from the application of the SIFT Rules for trusts that, throughout a taxation year, meet certain specified criteria relating to the nature of their income and investments (the “REIT Exemption”). Trusts that meet the REIT Exemption are excluded from the SIFT trust definition and, therefore, not subject to the SIFT Rules. The determination as to whether BOX qualifies for the REIT Exemption in a particular taxation year can only be made at the end of that taxation year. We expect that BOX will qualify for the REIT Exemption for purposes of the SIFT Rules throughout 2017. However, there can be no assurance in this regard and should BOX fail to qualify for the REIT Exemption, it would have adverse consequences on us, including a negative impact on our realizable cash flows.

We are subject to possible health and safety and environmental liabilities and other possible liabilities.

As an owner and manager of real property, we are subject to various laws relating to environmental matters. These laws could hold us liable for the costs of removal and remediation of certain hazardous substances or wastes present in our buildings, released or deposited on or in our properties or disposed of at other locations. These costs could be significant and would reduce cash available for our business. The failure to remove or remediate such substances could adversely affect our ability to sell our properties or our ability to borrow using real estate as collateral, and could potentially result in claims or other proceedings against us.

The ownership and operation of our assets carry varying degrees of inherent risk or liability related to worker health and safety and the environment, including the risk of government imposed orders to remedy unsafe conditions and potential civil liability. Compliance with health, safety and environmental standards and the requirements set out in our licenses, permits and other approvals are important to our business. We have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety and environmental standards and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. Nevertheless, we may be unsuccessful in obtaining or maintaining an important license, permit or other approval or become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety and environmental matters. The occurrence of any of these events or any changes, additions to, or more rigorous enforcement of, health, safety and environmental standards, licenses, permits or other approvals could have a significant impact on our operations and/or result in material expenditures. As a consequence, no assurance can be given that additional environmental and workers’ health and safety issues relating to presently known or unknown matters will not require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) material to our business and operations.

Other laws and regulations govern indoor and outdoor air quality including those that can require the abatement or removal of asbestos-containing materials in the event of damage, demolition, renovation or remodeling and also govern emissions of and exposure to asbestos fibers in the air. The maintenance and removal of lead paint and certain electrical equipment containing polychlorinated biphenyls (PCBs) and underground storage tanks are also regulated by federal and provincial laws. We are also subject to risks associated with human exposure to chemical or biological contaminants such as molds, pollens, viruses and bacteria which, above certain levels, can be alleged to be connected to allergic or other health effects and symptoms in susceptible individuals. We could incur fines for environmental compliance and be held liable for the costs of remedial action with respect to the foregoing regulated substances or tanks or related claims arising out of environmental contamination or human exposure to contamination at or from our properties.

| Brookfield Canada Office Properties | 2017 Annual Information Form	17

Environmental laws and regulations can change rapidly and we may become subject to more stringent environmental laws and regulations in the future. Compliance with more stringent environmental laws and regulations could have an adverse effect on our business, financial condition or results of operations.

Regulations under building codes and human rights codes generally require that public buildings, including office buildings, be made accessible to disabled persons. Non-compliance could result in the imposition of fines by the government or the award of damages to private litigants. If we are required to make substantial alterations and capital expenditures in one or more of our properties to comply with these codes, it could adversely affect our financial condition and results of operations.

If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected.

Our business is vulnerable to damages from any number of sources, including computer viruses, unauthorized access, energy blackouts, natural disasters, terrorism, war and telecommunication failures. Any system failure or accident that causes interruptions in our operations could result in a material disruption to our business. If we are unable to recover from a business disruption on a timely basis, our financial condition and results of operations would be adversely affected. We may also incur additional costs to remedy damages caused by such disruptions.

The failure of our information technology systems, or an act of deliberate cyber terrorism, could adversely impact our reputation and financial performance.

We operate in businesses that are dependent on information systems and technology. Our information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase from its current level, either of which could have a material adverse effect on us.

We rely on third-party service providers to manage certain aspects of our business, including for certain information systems and technology, data processing systems, and the secure processing, storage and transmission of information. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair the quality of our operations and could adversely affect our business and reputation.

We rely on certain information technology systems which may be subject to cyber terrorism intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, through the introduction of computer viruses, cyber-attacks and other means, and could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of our systems will provide adequate protection. If our information systems are compromised, we could suffer a disruption in one or more of our businesses. This could have a negative impact on our financial condition and results of operations or, or result in reputational damage.

Restrictive covenants in current and future indebtedness may limit management’s discretion with respect to certain business matters.

Instruments governing any of our indebtedness or indebtedness of our subsidiaries may contain restrictive covenants limiting our discretion with respect to certain business matters. These covenants could place significant restrictions on, among other things, our ability to create liens or other encumbrances, to pay distributions on our trust units or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. These covenants could also require us to meet certain financial ratios and financial condition tests. A failure to comply with any such covenants could result in a default which, if not cured or waived, could result in a termination of our distributions and permit acceleration of the relevant indebtedness.

| Brookfield Canada Office Properties | 2017 Annual Information Form	18

We have no corporate limitation on the amount of debt we can incur.

Our management and board of trustees have discretion under our Declaration of Trust to increase the amount of our outstanding debt. Our decisions with regard to the incurrence and maintenance of debt are based on available investment opportunities for which capital is required, the cost of debt in relation to such investment opportunities, whether secured or unsecured debt is available, the effect of additional debt on existing financial ratios and the maturity of the proposed new debt relative to maturities of existing debt. As a result, we could become more highly leveraged, resulting in increased debt service costs that could adversely affect our cash flows and operating results.

The departure of some or all of our professionals could prevent us from achieving our objectives.

We depend on the diligence, skill and business contacts of the Manager’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success depends on the continued service of these individuals, who are not obligated to remain employed by the Manager. The Manager has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures would have on its ability to achieve its objectives. The departure of a significant number of the Manager’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives.

If BOX were to be treated as a corporation for U.S. federal income tax purposes, the value of our trust units to U.S. unitholders might be adversely affected.

The value of our trust units to unitholders that are taxable in the United States will depend in part on the treatment of BOX as a partnership for U.S. federal income tax purposes. For BOX to be treated as a partnership for U.S. federal income tax purposes, (i) BOX must not be classified as a corporation under the U.S. federal entity classification rules, (ii) 90% or more of BOX’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code (the “90% Income Test”), and (iii) BOX must not be required to register, if it were a U.S. corporation, as an investment company under the U.S. Investment Company Act of 1940 and related rules. BOX believes that it is more likely than not to be classified as a partnership for U.S. federal income tax purposes for each year that it is not classified as a corporation under Section 7704 of the U.S. Internal Revenue Code. Moreover, our management and board of trustees intend to manage the affairs of BOX so that BOX will not need to be registered as an investment company if it were a U.S. corporation and so that BOX will satisfy the 90% Income Test in each taxable year. However, BOX may not meet these requirements, or current law may change so as to cause, in either event, BOX to be treated as a corporation for U.S. federal income tax purposes. If BOX were treated as a corporation for U.S. federal income tax purposes, (i) the deemed conversion to corporate status could result in the recognition of gain to U.S. unitholders, if BOX were to have liabilities in excess of the tax basis of its assets; (ii) distributions to U.S. unitholders would be taxable as dividends to the extent of BOX’s earnings and profits; and (iii) BOX could be classified as a “passive foreign investment company” (a “PFIC”, as defined in the U.S. Internal Revenue Code), and such classification could have adverse tax consequences to U.S. unitholders with respect to distributions and gain recognized on the sale of our trust units. Each unitholder that is taxable in the United States should consult an independent tax adviser regarding the consequences to such unitholder of the classification of BOX as a corporation for U.S. federal income tax purposes.

U.S. tax-exempt organizations may face certain adverse U.S. tax consequences from owning our trust units.

Based on our organizational structure and the use of debt by our subsidiaries to acquire property, we expect to generate unrelated business taxable income (“UBTI”, as defined in the U.S. Internal Revenue Code) attributable to debt-financed property. As a result, a portion of our income allocated for U.S. federal income tax purposes to a tax-exempt organization is expected to constitute UBTI to such tax-exempt organization. The potential for income to be characterized as UBTI could make our trust units an unsuitable investment for any unitholder that is a tax-exempt organization for U.S. federal income tax purposes.

| Brookfield Canada Office Properties | 2017 Annual Information Form	19

Tax gain or loss from the disposition of trust units could be more or less than expected.

If a sale of our trust units by a unitholder is taxable in the United States, such unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such unitholder’s adjusted tax basis in those trust units. Prior distributions to such a unitholder in excess of the total net taxable income allocated to such a unitholder will have decreased such unitholder’s tax basis in our trust units. Therefore, such excess distributions will increase such unitholder’s taxable gain or decrease such unitholder’s taxable loss when our trust units are sold, and may result in a taxable gain even if the sale price is less than the original cost. Additionally, a portion of the amount realized, whether or not representing gain, could be characterized as ordinary income to such a unitholder.

The BOX structure involves application and interpretation of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of the BOX structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of our U.S. unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. Our U.S. unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax writing committees and other persons involved in the legislative process, the U.S. Internal Revenue Service (the “IRS”), the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of our trust units or cause BOX to change the way it conducts its activities. In addition, our management and board of trustees have the discretion under our Declaration of Trust to modify our Declaration of Trust from time to time, without the consent of our unitholders, to address such changes. Any such modifications could have a material adverse impact on our unitholders.

We do not intend to provide certain U.S. tax information to unitholders that are taxable in the United States.

BOX does not intend to provide U.S. tax information (including IRS Schedule K-1 information) to determine a unitholder’s allocable share of BOX’s income, gain, losses, deductions, and credits for U.S. federal income tax purposes. The failure to receive such U.S. tax information could materially and adversely affect a U.S. unitholder’s ability to timely and accurately file a U.S. federal income tax return. In addition, the IRS may require a U.S. unitholder to render statements or provide the information necessary to verify the accuracy of such unitholder’s reporting of its allocable share of our income, gain, loss, deduction, or credit. Each unitholder that is taxable in the United States should consult an independent tax adviser regarding the tax return filing and other consequences to such unitholder in the absence of such U.S. tax information.

The U.S. Congress has considered legislation that could, if enacted, adversely affect our qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules. If this or similar legislation were to be enacted and to apply to BOX, then the value of our trust units to U.S. unitholders might be adversely affected.

Over the past several years, a number of legislative proposals have been considered by the U.S. Congress which could have had adverse tax consequences for BOX and its U.S. unitholders. One such proposal would, among other things, prevent BOX from qualifying for treatment as a partnership for U.S. federal tax purposes for taxable years beginning after 2016. If such a proposal were to be enacted into law, or any other change in the tax laws, rules, regulations, or interpretations were to prevent BOX from qualifying for treatment as a partnership for U.S. federal tax purposes under the publicly traded partnership rules, then BOX could be classified as a corporation for U.S. federal tax purposes. Such classification could have adverse tax consequences to U.S. unitholders, as described in the preceding risk factors. Each unitholder that is taxable in the United States should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in BOX.

| Brookfield Canada Office Properties | 2017 Annual Information Form	20

Our unitholders that are taxable in the United States may be viewed as holding an interest in an entity classified as a PFIC for U.S. federal income tax purposes.

Unitholders that are taxable in the United States may face adverse U.S. tax consequences arising from the ownership of an interest in a PFIC. In general, gain realized by a U.S. unitholder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Management believes that BOX is more likely than not to be classified as a partnership for U.S. federal income tax purposes for each year that it is not classified as a corporation under Section 7704 of the U.S. Internal Revenue Code and we currently believe that a U.S. unitholder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning our trust units for the taxable year ending December 31, 2016. If, contrary to our expectation, BOX were classified as a corporation for U.S. federal income tax purposes, then we believe that BOX would also be classified as a PFIC, based on our organizational structure and our expected income and assets. Each unitholder that is taxable in the United States should consult an independent tax adviser regarding the implications of the PFIC rules for an investment in our trust units.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate or desired.

Large and high quality office properties like the ones that we own can be hard to sell, especially if local market conditions are poor. Such illiquidity could limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Additionally, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate in times of illiquidity. These restrictions could reduce our ability to respond to changes in the performance of our investments and could adversely affect our financial condition and results of operations.

We face risks associated with property acquisitions.

Competition from other well-capitalized real estate investors, including both public REITs and institutional investment funds, may significantly increase the purchase price of, or prevent us from acquiring, a desired property. Acquisition agreements will typically contain conditions to closing, including completion of due diligence to our satisfaction or other conditions that are not within our control, which may not be satisfied. Acquired properties may be located in new markets where we may have limited knowledge and understanding of the local economy, an absence of business relationships in the area or unfamiliarity with local government and applicable laws and regulations. We may be unable to finance acquisitions on favourable terms, or newly acquired properties may fail to perform as expected. We may underestimate the costs necessary to bring an acquired property up to standards established for its intended market position or may be unable to quickly and efficiently integrate new acquisitions into our existing operations. We may also acquire properties subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. Each of these factors could have an adverse effect on our results of operations and financial condition.

We do not have sole control over the properties that we own with co-venturers, partners, fund investors or co-tenants or over the revenues and certain decisions associated with those properties, which may limit our flexibility with respect to these investments.

We participate in joint ventures, partnerships, funds and co-tenancies affecting many of our properties. Such investments involve risks not present were a third party not involved, including the possibility that our co-venturers, partners, fund investors or co-tenants might become bankrupt or otherwise fail to fund their share of required capital contributions.

Additionally, our co-venturers, partners, fund investors or co-tenants might at any time have economic or other business interests or goals which are inconsistent with our business interests or goals. In addition, we do not have sole control of certain major decisions relating to these properties, including decisions relating to: the sale of the properties; refinancing; timing and amount of distributions of cash from such properties to us; and capital improvements.

In some instances, although we are the property manager for a joint venture, the joint venture retains joint approval rights over various material matters such as the budget for the property, specific leases and our leasing plan. Moreover, in some of our property management arrangements the other venturer can terminate the property management agreement in limited circumstances relating to enforcement of the property managers’ obligations. In addition, the sale or transfer of interests in some of our joint ventures and partnerships is subject to rights of first refusal or first offer and some joint venture and partnership agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want to sell but may be forced to do so because we may not have the financial resources at that time to purchase the other party’s interest. Such rights may also inhibit our ability to sell our interest in a property or a joint venture or partnership within our desired time frame or on any other desired basis.

| Brookfield Canada Office Properties | 2017 Annual Information Form	21

We are highly dependent on the Manager.

We do not have any employees and depend on the management and administration services provided by the Manager. The personnel and support staff that provide services to us are not required to have our management and administration as their primary responsibility or to act exclusively for us. Any failure to effectively manage our operations or to implement our strategy could have a material adverse effect on our operating results. The Manager may own or acquire properties for its own account or the account of others which may be suitable for us or compete with us for tenants and may provide management services to third parties in connection with properties that may compete with us for tenants.

We negotiated our management agreements with the Manager in the context of the Transaction. Although we are of the view that the management agreements have been set at market terms and align the interests of the Manager with those of other unitholders, certain of the terms, including those relating to termination rights, the Manager’s ability to engage in outside activities, including activities that may compete with us and our activities and limitations on liability and indemnification may be less favourable than otherwise might have resulted if the negotiations had involved unrelated parties.

BPY holds a significant number of our units.

BPY and its affiliates own an aggregate equity interest in BOX of approximately 83%, approximately 52.4% of which is held indirectly through BPO. For so long as BPY maintains a controlling interest in BOX, it will generally be able to approve matters submitted to a majority vote of the unitholders without the consent of other unitholders, including, among other things, the election of the trustees. BPY will also be able to exercise a controlling influence over any change of control of BOX. As a result of its controlling interest and role as part of the Manager, BPO will be able to exercise a controlling influence over our business and affairs, including without limitation the selection of senior management. The effect of BPY’s control may limit the price that investors are willing to pay for our trust units. In addition, a sale of trust units by BPY or the perception of the market that a sale may occur may adversely affect the market price of our trust units.

Our relationship with the Manager may give rise to conflicts of interest.

Our relationship with the Manager, in its capacity both as manager and controlling unitholder, may give rise to conflicts of interest between us and our unitholders, on the one hand, and the Manager, on the other hand. In certain instances, the interests of the Manager may differ from our interests and the interest of our unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions, the use of leverage when making acquisitions and the appointment of outside advisors and service providers.

We may suffer reputational harm or a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems.

Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect and we may suffer a significant loss resulting from fraud, other illegal acts or inadequate or failed internal processes or systems. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems, policies and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as people and systems risks. Failure to manage these risks can result in direct or indirect financial loss, reputational impact, regulatory censure or failure in the management of other risks such as credit or market risk.

There is an increasing global focus on the implementation and enforcement of anti-bribery and corruption legislation, and this focus has heightened the risks that we face in this area. We are subject to a number of laws and regulations governing payments and contributions to public officials or other third parties, including the Canadian Corruption of Foreign Public Officials Act. Different laws that are applicable to us may contain conflicting provisions, making our compliance more difficult. The policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with these laws and regulations, we could be exposed to claims for damages, financial penalties, reputational harm, incarceration of our employees, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by companies in which we or our funds invest.

| Brookfield Canada Office Properties | 2017 Annual Information Form	22

We participate in transactions and make tax calculations for which the ultimate tax determination may be uncertain.

We participate in many transactions and make tax calculations during the course of our business for which the ultimate tax determination is uncertain. While we believe we maintain provisions for uncertain tax positions that appropriately reflect our risk, these provisions are made using estimates of the amounts expected to be paid based on a qualitative assessment of several factors. It is possible that liabilities associated with one or more transactions may exceed our provisions due to audits by, or litigation with, relevant taxing authorities which may materially affect our financial condition and results of operations.

We may be subject to litigation.

In the ordinary course of our business, we may be subject to litigation from time to time. The outcome of any such proceedings may materially adversely affect us and may continue without resolution for long periods of time. Any litigation may consume substantial amounts of our management’s time and attention, and that time and the devotion of these resources to litigation may, at times, be disproportionate to the amounts at stake in the litigation.

The acquisition, ownership and disposition of real property expose us to certain litigation risks which could result in losses, some of which may be material. Litigation may be commenced with respect to a property we have acquired in relation to activities that took place prior to our acquisition of such property. In addition, at the time of disposition of an individual property, a potential buyer who is passed over in favour of another as part of our efforts to maximize sale proceeds may claim that it should have been afforded the opportunity to purchase the asset or alternatively that such buyer should be awarded due diligence expenses incurred or statutory damages for misrepresentation relating to disclosures made. Similarly, successful buyers may later sue us for losses associated with latent defects or other problems not uncovered in due diligence. We may also be exposed to litigation resulting from the activities of our tenants or their customers.

Negative publicity could damage our reputation and business.

Our ability to attract and retain tenants, investors and employees is impacted by our reputation and the reputation of our affiliates and negative publicity about us or our affiliates can expose us to litigation and regulatory action, damage our reputation, adversely affect our ability to attract and retain tenants and employees, and divert management’s attention from day-to-day operations.  Significant harm to our reputation can also arise from employee misconduct, unethical behavior, environmental matters, litigation or regulatory outcomes, failing to deliver minimum or required standards of service and quality, compliance failures, unintended disclosure of confidential information and the activities of our tenants and counterparties, including vendors.

Legislative or regulatory matters could adversely affect our business.

There are many laws and governmental rules and regulations that apply to us and our businesses, including, among others, securities, ethics and privacy laws and regulations. Changes in these laws, rules and regulations, or their interpretation by agencies or the courts, could occur. Non-compliance with applicable laws or rules or regulations, or our inability to keep up with, or adapt to, an ever changing, complex regulatory environment, could result in civil liability, criminal liability and/or sanctions against us, including fines and censures, injunctive relief, suspension or expulsion from a particular jurisdiction or market or the revocation of licenses or charters, any of which could adversely affect our financial condition and results of operations.

Climate change may adversely impact our operations and markets.

There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in intense precipitation and extreme heat events, as well as tropical and non-tropical storms.

| Brookfield Canada Office Properties | 2017 Annual Information Form	23

We own buildings in locations that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our properties, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of one or more of our buildings, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate a property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

The expiration of long-term ground leases could adversely affect our results of operations.

Six of our properties are subject to long-term ground leases and similar arrangements in which the underlying land is owned by a third party and leased to us and any co-venturers or partners. In addition, the ground leases may be subject to periodic rate resets which may fluctuate and may result in significant rental rate adjustments. Under the terms of a typical ground lease, we and any co-venturers or partners pay rent for the use of the land and are generally responsible for all costs and expenses associated with the building and improvements. Unless the lease term is extended, the land, together with all improvements, will revert to the owner of the land upon the expiration of the lease term. A default under the terms of a ground lease could also result in a loss of the property subject to such ground lease, should we not rectify the default in a reasonable period of time.

The following is a summary of our ground leases:

Building	City	Expiration	Notes
First Canadian Place	Toronto	2023	We own a 12.5% freehold interest and a 25% leasehold interest in the property.
105 Adelaide Street West	Toronto	2043(1)	We own a 100% leasehold interest and a 12.5% freehold interest in the property.
Place de Ville I	Ottawa	2065	We own a 25% leasehold interest in the property.
Hudson’s Bay Centre	Toronto	2070	There is one ground lease that covers a portion of this property (approximately 63% by area). We own a 100% leasehold interest in the leasehold parcel and a 100% freehold interest in two freehold parcels.
2 Queen Street East	Toronto	2099	Only a small portion of this property is subject to a ground lease (approximately 16.5% by area). We own a 25% leasehold interest in the leasehold parcel and a 25% interest in the freehold parcel.
Exchange Tower	Toronto	2115(2)	There is one effective ground lease for a portion of this property (approximately 50% by area). We own a 50% subleasehold interest in the subleasehold parcel and a 50% interest in two freehold parcels.

Notes:

(1)        Ground lessee has the option to extend the ground lease for an additional 30 years to 2073.

(2)        Ground sublessee has 73 consecutive options to extend the ground sublease, each for a term of 10 years and 6 months, to November 30, 2881.

We are dependent on Brookfield Office Properties Canada LP.

We are dependent on the business of Brookfield Office Properties Canada LP through our ownership of Class A limited partnership units of Brookfield Office Properties Canada LP (“Class A LP Units”). The cash distributions to holders of our trust units are dependent on the ability of Brookfield Office Properties Canada LP to pay distributions on the Class A LP Units. The ability of Brookfield Office Properties Canada LP to pay distributions or make other payments or advances to us may be subject to contractual restrictions contained in any instruments governing the indebtedness of Brookfield Office Properties Canada LP or its subsidiaries, and is also dependent on the ability of Brookfield Office Properties Canada LP’s subsidiaries to pay distributions or make other payments or advances to Brookfield Office Properties Canada LP.

| Brookfield Canada Office Properties | 2017 Annual Information Form	24

The price of our trust units may be unpredictable and volatile.

The prices at which our trust units trade cannot be predicted. The market price of our trust units could be subject to significant fluctuations in response to variations in quarterly operating results, distributions and other factors beyond our control. In addition, the securities markets have experienced significant price and volume fluctuations from time to time in recent years that often have been unrelated or disproportionate to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of our trust units. In addition, our perceived creditworthiness may affect the market price or value and the liquidity of our trust units.

Our trust units are not deposits and do not have certain rights that are afforded to holders of common shares under corporate law statutes.

Our trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that Act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although it is intended that BOX qualifies as a “mutual fund trust” pursuant to the Tax Act, it is not a “mutual fund” as defined by applicable securities laws.

Holders of trust units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions or the right to dissent and to be paid the fair value of their trust units on the occurrence of certain transactions.

Our cash distributions are not guaranteed.

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy. The amount of distributions paid in respect of our trust units depends upon numerous factors, all of which are susceptible to a number of risks and other factors beyond our control. In addition, the composition of cash distributions for tax purposes may change over time and may affect the after tax return for holders of trust units.

Our ability to make distributions or make other payments or advances is subject to applicable laws and contractual restrictions contained in the instruments governing our indebtedness. The degree to which we are leveraged could have important consequences to the holders of our trust units, including: (a) that our ability to obtain additional financing in the future for working capital, capital expenditures or acquisitions may be limited; (b) that a significant portion of our cash flow from operations may be dedicated to the payment of the principal of, and interest on, our indebtedness, thereby reducing funds available for future distributions and causing taxable income for holders of trust units to exceed cash distributions; (c) that certain of our borrowings will be at variable rates of interest, which exposes us to the risk of increased interest rates; and (d) that we may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures.

Our trust units are structurally subordinated to our obligations to certain of our creditors.

In the event of our bankruptcy, liquidation or reorganization, holders of certain of our indebtedness and certain trade creditors will generally be entitled to payment of their claims from our assets before any assets are made available for distribution to the holders of our trust units. Our trust units are effectively subordinated to most of the indebtedness and our other liabilities. We are not limited in our ability to incur additional secured or unsecured indebtedness.

Capital expenditures of Brookfield Office Properties Canada LP directly affect cash available for distribution.

The timing and amount of capital expenditures by Brookfield Office Properties Canada LP directly affect the amount of cash available for distribution to holders of our trust units. Distributions to holders may be reduced, or even eliminated, at times when our trustees deem it necessary to make significant capital or other expenditures.

Our distributions may be dependent upon the ability of Brookfield Office Properties Canada LP to fund a portion of its capital expenditures and working capital with cash generated from operations. We may be required to reduce distributions or sell additional trust units in order to accommodate these items. There can be no assurance that sufficient capital will be available on acceptable terms to us for necessary or desirable capital expenditures or that the amount required will be the same as currently estimated.

| Brookfield Canada Office Properties | 2017 Annual Information Form	25

Our Declaration of Trust limits ownership of our trust units by Non-Residents, which may limit liquidity of our trust units.

The Declaration of Trust imposes various restrictions on unitholders. Persons who are not an individual or corporation who is a resident of Canada nor a Canadian partnership for the purposes of the Tax Act (both, “Non-Residents”) are prohibited from collectively beneficially owning more than 49% of our outstanding trust units on a basic or fully diluted basis. These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including Non-Residents and partnerships, to acquire trust units, to exercise their rights as unitholders and to initiate and complete take-over bids in respect of our trust units. As a result, these restrictions may limit the demand for trust units from certain unitholders and other investors and thereby adversely affect the liquidity and market value of our trust units held by the public.

We may issue additional trust units, which may dilute the interests of our existing unitholders.

The Declaration of Trust authorizes us to issue an unlimited number of trust units for the consideration and on such terms and conditions as are established by our trustees without any approval of our unitholders. Unitholders have no pre-emptive rights in connection with such further issues except as set out in the Exchange and Support Agreement (described under “Material Contracts – Exchange and Support Agreement”). Any further issuance of trust units will dilute the interests of our existing unitholders.

In addition, subject to certain restrictions, Brookfield Office Properties Canada LP is permitted to issue additional partnership units for any consideration and on any terms and conditions. Any further issuance of partnership units will dilute the indirect interest of existing holders of trust units in Brookfield Office Properties Canada LP and any further issuance of Class B LP Units will dilute the interests of existing holders of trust units.

Future sales of our trust units could adversely affect the market price of the trust units.

The sale of a substantial number of trust units in the public market or otherwise by BPO or its affiliates or other significant holders of trust units could adversely affect the prevailing market price of our trust units and could impair our ability to raise additional capital through an offering of our equity securities. If BPO or its affiliates or other significant holders of trust units sell a large number of trust units over a short period of time, or if investors anticipate large sales of trust units over a short period of time, this could materially affect the trading price of our trust units.

Liability of unitholders may not be limited.

The Declaration of Trust provides that no unitholder is subject to any liability whatsoever to any person in connection with holding trust units. The Trust Beneficiaries’ Liability Act (Ontario) provides that unitholders are not liable, as beneficiaries of a trust, for any of our or our trustees’ acts, defaults, obligations or liabilities. That statute has not yet been judicially considered and it is possible that reliance on that act by a unitholder could be successfully challenged on jurisdictional or other grounds.

Our trust units may cease to be qualified investments under the Tax Act and BOX may cease to be a mutual fund trust under the Tax Act.

There can be no assurance that our trust units will continue to be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts, each as defined in the Tax Act (collectively “Plans”). The Tax Act imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments for Plans.

The Tax Act contains restrictions relating to the activities and the investments permitted by a mutual fund trust. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-Residents unless restrictions in respect of its assets are followed.  There are restrictions on the ownership of trust units by Non-Residents which are contained in the Declaration of Trust.  The Tax Act also contains restrictions on investments and income which must be complied with by closed-end trusts.

We intend to ensure that BOX satisfies the conditions to qualify as a closed-end mutual fund trust by complying with the restrictions in the Tax Act as they are interpreted and applied by the Canada Revenue Agency (the “CRA”).  No assurance can be given that BOX will be able to comply with these restrictions at all times.  If BOX ceases to qualify as a mutual fund trust under the Tax Act, the income tax considerations could be materially and adversely different in certain respects.  There can be no assurance that Canadian federal income tax laws respecting mutual fund trusts, or the ways in which these rules are interpreted and applied by the CRA, may not be changed in a manner which adversely affect BOX and holders of trust units.

| Brookfield Canada Office Properties | 2017 Annual Information Form	26

We are not, and do not intend to become, regulated as an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions) and if we were deemed an “investment company” under the U.S. Investment Company Act of 1940, applicable restrictions would make it impractical for us to operate as contemplated.

The U.S. Investment Company Act of 1940 and the rules thereunder (and similar legislation in other jurisdictions) provide certain protections to investors and impose certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the U.S. Investment Company Act of 1940 (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans, we will be limited in the types of acquisitions that we may make and we may need to modify our organizational structure or dispose of assets that we would not otherwise dispose of. Moreover, if anything were to happen which would potentially cause us to be deemed an investment company under the U.S. Investment Company Act of 1940, it would be impractical for us to operate as intended, agreements and arrangements between and among us and BPO would be impaired and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Management Agreements (as defined below), the restructuring of the Trust and our subsidiary entities, the amendment of our Declaration of Trust or the termination of our trust, any of which would materially adversely affect the value of our trust units. In addition, if we were deemed to be an investment company under the U.S. Investment Company Act of 1940, we would be taxable as a corporation for U.S. federal income tax purposes, and such treatment would materially adversely affect the value of our trust units.

DISTRIBUTIONS AND DISTRIBUTION POLICY

The declaration and payment of distributions on our trust units is at the discretion of our trustees, who support a stable and consistent distribution policy.

Our current policy is to pay distributions on our trust units monthly and to assess the appropriateness of a change in the amount of our distributions in accordance with changes in reported cash flow. In any event, we intend, subject to our trustees’ discretion, to distribute to our unitholders a sufficient amount of distributions so that we will not have any liability for tax under Part I of the Tax Act in any taxation year.

We have implemented a distribution reinvestment plan which allows certain Canadian resident unitholders to elect to have their cash distributions reinvested in additional trust units. No brokerage commissions or service charges are payable in connection with the purchase of trust units under the distribution reinvestment plan and we pay all administrative costs. The automatic reinvestment of distributions under the distribution reinvestment plan does not relieve holders of trust units of any income tax applicable to such distributions.

Historical Distributions on BOX Trust Units

A complete record of distributions per unit paid on our trust units for the past three years is as follows:

	2016		2015	2014
Per BOX trust unit	$1.29	(1)	$1.24	$1.21

Note:

(1)        Excludes special distribution of $1.60 per trust unit paid out on April 19, 2016 to holders of record at the close of business on April 15, 2016.

DESCRIPTION OF BROOKFIELD CANADA OFFICE PROPERTIES

The following is a summary of the material terms attached to our trust units and certain provisions included in our Declaration of Trust. This summary is qualified in its entirety by reference to all of the provisions of the Declaration of Trust, which is available on SEDAR at www.sedar.com.

| Brookfield Canada Office Properties | 2017 Annual Information Form	27

Authorized Capital and Outstanding Securities

The Declaration of Trust authorizes the issuance of an unlimited number of two classes of units: “trust units” and “special voting units”. Special voting units are only issued in tandem with the issuance of Class B LP Units. As of February 28, 2017, we had a total of 26,426,681 trust units outstanding and 67,088,022 special voting units outstanding.

The trust units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of such Act or any other legislation. Furthermore, BOX is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on nor does it intend to carry on the business of a trust company.

Trust Units

Each trust unit is transferable and represents an equal, undivided beneficial interest in BOX and any of our distributions, whether of net income, net realized capital gains or other amounts, and, in the event of our termination or winding-up, in our net assets remaining after satisfaction of all liabilities. All trust units rank among themselves equally and rateably without discrimination, preference or priority. Each trust unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any written resolution of unitholders.

Holders of our trust units are entitled to receive our distributions (whether of net income, net realized capital gains or other amounts) if, as and when declared by our trustees. Upon our termination or winding-up, holders of our trust units will participate equally with respect to the distribution of our remaining assets after payment of all of our liabilities. Such distribution may be made in cash, as a distribution in kind, or both, all as our trustees in their sole discretion may determine. Our trust units have no conversion, retraction or redemption rights. No person is entitled, as a matter of right, to any pre-emptive right to subscribe for or acquire any trust unit, except as set out in the Exchange and Support Agreement, or as we otherwise agree pursuant to a binding agreement in writing.

Special Voting Units

Special voting units are only issued in tandem with Class B LP Units and are not transferable separately from the Class B LP Units to which they relate and upon any transfer of Class B LP Units, such special voting units will automatically be transferred to the transferee of the Class B LP Units. As Class B LP Units are exchanged for trust units or purchased for cancellation by Brookfield Office Properties Canada LP, the corresponding special voting units will be cancelled for no consideration.

Each special voting unit entitles the holder thereof to one vote at all meetings of unitholders or in respect of any resolution in writing of unitholders. Except for the right to attend and vote at meetings of our unitholders or in respect of written resolutions of our unitholders, special voting units do not confer upon the holders thereof any other rights. A special voting unit does not entitle its holder to any economic interest in BOX, or to any interest or share in BOX, any of our distributions (whether of net income, net realized capital gains or other amounts) or in any of our net assets in the event of our termination or winding-up.

Issuance of Trust Units

Trust units or rights to acquire trust units or other securities may be created, issued and sold at such times, to such persons, for such consideration and on such terms and conditions as our trustees determine, including pursuant to a rights plan, distribution reinvestment plan, purchase plan or any incentive option or other compensation plan. Trust units will be issued only when fully paid in money, property or past services, and they will not be subject to future calls or assessments, provided that trust units may be issued and sold on an installment basis and we may take security over any such trust units so issued. Where our trustees determine that we do not have available cash in an amount sufficient to pay the full amount of any distribution, the payment may, at the option of our trustees, include or consist entirely of the issuance of additional trust units having a fair market value determined by the trustees equal to the difference between the amount of the distribution and the amount of cash that has been determined by our trustees to be available for the payment of such distribution. These additional trust units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing. The Declaration of Trust also provides that unless our trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional trust units to all holders of our trust units as described above, the number of outstanding trust units will automatically be consolidated such that each unitholder will hold after the consolidation the same number of trust units as the unitholder held before the distribution of such additional trust units. In such circumstances, each certificate representing a number of trust units prior to the distribution of additional trust units will be deemed to represent the same number of trust units after the distribution of such additional trust units and the consolidation. If tax is required to be withheld from a unitholder’s share of the distribution, the consolidation will not result in such unitholder holding the same number of trust units. Each such unitholder will be required to surrender the certificates, if any, representing that unitholder’s original trust units in exchange for a certificate representing that unitholder’s post consolidation trust units.

| Brookfield Canada Office Properties | 2017 Annual Information Form	28

The trustees may refuse to allow the issuance of or to register the transfer of any of our trust units where such issuance or transfer would, in their opinion, adversely affect the treatment of BOX under applicable Canadian tax laws or its qualification to carry on any relevant business. See “– Limitations on Non-Resident Ownership of Trust Units”.

Repurchase of Trust Units

We may, from time to time, purchase all or a portion of our trust units for cancellation at a price per trust unit and on a basis determined by our trustees in accordance with applicable securities laws and stock exchange rules.

Limitations on Non-Resident Ownership of Trust Units

In order for BOX to maintain its status as a mutual fund trust under the Tax Act, it must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis and we have informed our transfer agent and registrar of this restriction. Our trustees may require a registered holder of trust units to provide them with a declaration as to the jurisdictions in which beneficial owners of our trust units registered in such holder’s name are resident and as to whether such beneficial owners are Non-Residents (or in the case of a partnership, whether the partnership is Non-Resident). If our trustees become aware, as a result of such declarations as to beneficial ownership or as a result of any other investigations, that the beneficial owners of more than 49% of our trust units on a basic or fully-diluted basis are, or may be, Non-Residents or that such a situation is imminent, our trustees may make a public announcement thereof and will not accept a subscription for trust units from or issue or register a transfer of trust units to a person unless the person provides a declaration in form and content satisfactory to our trustees that the person is not a Non-Resident and does not hold such trust units for the benefit of Non-Residents. If, notwithstanding the foregoing, the trustees determine that more than 49% of our trust units on a basic or fully-diluted basis are held by Non-Residents, our trustees may send or cause to be sent a notice to such Non-Resident holders of our trust units chosen in inverse order to the order of acquisition or registration or in such other manner as our trustees may consider equitable and practicable, requiring them to sell their trust units or a portion thereof within a specified period of not more than 30 days. If the unitholders receiving such notice have not sold the specified number of trust units or provided the trustees with satisfactory evidence that they are not Non-Residents within such period, the trustees may on behalf of such persons sell or cause to be sold such trust units and, in the interim, will suspend the voting and distribution rights attached to such trust units. Upon such sale, the affected holders will cease to be holders of the relevant trust units and their rights will be limited to receiving the net proceeds of sale upon surrender of the certificates, if any, representing such trust units.

Investment Restrictions and Guidelines and Operating Plan

Our investment and operating activities are limited because our operating business is carried out by Brookfield Office Properties Canada LP. The investment restrictions and guidelines and operating policies that apply to Brookfield Office Properties Canada LP are set out under the heading “Description of Brookfield Office Properties Canada LP – Investment Restrictions and Guidelines and Operating Policies”.

Investment Restrictions and Guidelines of BOX

The Declaration of Trust provides that our assets may be invested, directly or indirectly, only in accordance with the following investment restrictions and guidelines:

(i)	subject to (iii), we may invest, directly or indirectly, in:

•	interests (including fee ownership and leasehold interest) in income producing real property; and

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•	corporations, trusts, partnerships or other persons that principally have interests (including the ownership of leasehold interests) in income producing real property;

(ii)	except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company registered under the laws of Canada or of a province of Canada, short term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I to the Bank Act (Canada) maturing prior to one year from the date of issue or except as permitted pursuant to (i), we may not hold securities other than securities of Brookfield Office Properties Canada LP, BOPC GP Inc., an entity wholly-owned by Brookfield Office Properties Canada LP and/or a subsidiary formed and operated solely for the purpose of holding a particular real property or real properties or managing real property or real properties or some or all of the receivables under installment receipt agreements;

(iii)	we will not make or permit a subsidiary to make any investment, take any action or omit to take any action that would result in:

•	BOX failing or ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

•	our trust units being disqualified for investment by Plans; and

(iv)	we may, directly or indirectly, invest in such other assets and conduct such other activities as are consistent with our other investment restrictions and guidelines.

Operating Plan of Brookfield Canada Office Properties

The Declaration of Trust requires our trustees to establish an operating plan relating to our operations and affairs (which plan is required to comply with the guidelines and policies contained in the Declaration of Trust, including the investment restrictions and guidelines) and to review such operating plan from time to time and modify the same to the extent that the trustees determine that to do so would be prudent and in our best interests and those of our unitholders. Without limiting the generality of the foregoing, the operating plan adopted by our trustees from time to time may include guidelines for valuations, property appraisals, level and type of insurance coverage, means to ensure compliance with environmental legislation and regulations pertaining to our assets and means to ensure compliance with all laws, regulations and policies applicable to our assets or to us.

Trustees

The Declaration of Trust provides that we will have a minimum of five and a maximum of 12 trustees, the majority of whom must be individuals who are residents of Canada for purposes of the Tax Act (“Resident Canadians”). The number of trustees may be increased or decreased within such limits from time to time by our unitholders by ordinary resolution or by our trustees, provided that the trustees may not, between meetings of our unitholders, appoint an additional trustee if, after such appointment, the total number of trustees would be greater than one and one-third times the number of trustees in office immediately following our previous annual meeting of unitholders. If at any time a majority of trustees are Non-Residents because of the death, resignation, adjudicated incompetence, removal or change in circumstances of any trustee who was a Resident Canadian, the remaining trustees, whether or not they constitute a quorum, will appoint a sufficient number of Resident Canadian trustees to comply with the requirement that a majority of our trustees will be at all times Resident Canadians.

The Declaration of Trust provides that, subject to its terms and conditions, our trustees have, without further authorization and free from any control or direction on the part of our unitholders, full, absolute and exclusive power, control and authority over our assets and affairs to the same extent as if the trustees were the sole and absolute beneficial owners of our assets, to do all acts and things as in their sole and absolute judgment and discretion are necessary or incidental to, or desirable for, carrying out any of our purposes or conducting our affairs.

Trustees are elected at each annual meeting of unitholders to hold office for a term expiring at the close of the next annual meeting. The Declaration of Trust provides that a trustee may resign at any time upon written notice to the Chair of the board of trustees or, if there is no Chair, our President. A trustee may be removed at any time with or without cause by an ordinary resolution of our unitholders at a meeting of unitholders or by the written consent of unitholders holding in the aggregate not less than a majority of our outstanding units or with cause by a resolution passed by two-thirds of the other trustees.

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The Declaration of Trust provides that our trustees will act honestly and in good faith with a view to our best interests and those of our unitholders and, in connection with that duty, will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A trustee will not be liable in carrying out his or her duties under the Declaration of Trust except in cases where a trustee fails to act honestly and in good faith with a view to our best interests and those of our unitholders or to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Committees

The Declaration of Trust requires that our trustees appoint a Governance and Nominating Committee and an Audit Committee. In addition, the trustees may create such additional committees as they, in their discretion, determine to be necessary or desirable for the purposes of properly governing our affairs. The trustees may not delegate to any committee any powers or authority in respect of which a board of directors of a corporation governed by the Canada Business Corporations Act (the “CBCA”) would not be entitled to delegate.

Conflicts of Interest

The Declaration of Trust provides that conflicts of interest and potential conflicts of interest that are approved by a majority of our independent trustees (within the meaning of the Declaration of Trust) are deemed to be approved by all of our trustees. The Declaration of Trust further provides that our independent trustees may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest pursuant to guidelines, policies or procedures adopted by the independent trustees from time to time and if and to the extent that such matters are permitted by those guidelines, policies or procedures, no further special approval will be required in connection with such matter permitted thereby.

Meetings of Unitholders

The Declaration of Trust provides that meetings of our unitholders will be called and held annually for the election of our trustees and the appointment of our auditors for the ensuing year, the presentation of our consolidated financial statements for the immediately preceding fiscal year, and the transaction of such other business as our trustees may determine or as may be properly brought before the meeting.

A meeting of our unitholders may be convened by the trustees at any time and for any purpose and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 10% of our units then outstanding by a written requisition. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders may attend and vote at all meetings of our unitholders either in person or by proxy and a proxyholder need not be a unitholder. Two persons present in person or represented by proxy and representing in total at least 10% of the votes attached to all outstanding units will constitute a quorum for the transaction of business at all meetings.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of our unitholders similar to those required under the CBCA.

Amendments to the Declaration of Trust and Other Documents

The Declaration of Trust, except where specifically provided otherwise, may only be amended by the approval of a majority of the votes cast by our unitholders at a meeting called for that purpose or the written approval of our unitholders holding a majority of the outstanding units. Notwithstanding the foregoing, the following amendments will require the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of unitholders holding more than two-thirds of the outstanding units:

(i)	an exchange, reclassification or cancellation of all or part of our trust units or special voting units;

(ii)	the change or removal of the rights, privileges, restrictions or conditions attached to our trust units or special voting units, including, without limitation,

•	the removal or change of rights to distributions; or

•	the removal of or change to conversion privileges, redemption privileges, voting, transfer or pre-emptive rights;

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(iii)	the creation of new rights or privileges attaching to certain of our trust units or special voting units; and

(iv)	any change to the existing constraints on the issue, transfer or ownership of our trust units or special voting units.

A majority of our trustees may, however, without the approval of our unitholders, make certain amendments to the Declaration of Trust, including amendments for the purpose of:

(i)	ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the trustees, BOX or the distribution of our trust units or special voting units;

(ii)	providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of our unitholders set out in the Declaration of Trust;

(iii)	removing any conflicts or inconsistencies in the Declaration of Trust or making corrections which are, in the opinion of our trustees, necessary or desirable and not prejudicial to our unitholders;

(iv)	making amendments which are, in the opinion of the trustees, necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction and the Declaration of Trust;

(v)	making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the unitholders;

(vi)	making amendments which are, in the opinion of the trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards from time to time which may affect us or our unitholders; or

(vii)	implementing a distribution reinvestment plan or any amendment to such plan.

In no event will our trustees amend the Declaration of Trust if such amendment would amend unitholders’ voting rights or cause BOX to fail to qualify as a “mutual fund trust”, “real estate investment trust” or “unit trust” under the Tax Act.

In addition, we will not agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of at least two-thirds of the votes cast by our unitholders at a meeting of unitholders called for that purpose or the written approval of our unitholders holding more than two-thirds of our outstanding units. Notwithstanding the foregoing, we may agree to or approve any change to the Limited Partnership Agreement or the Exchange and Support Agreement without the approval of our unitholders for the purpose of:

(i)	providing a distribution reinvestment entitlement to the holders of Class B LP Units that is substantially equivalent to the distribution reinvestment entitlement provided by any distribution reinvestment plan to our unitholders;

(ii)	ensuring continuing compliance with applicable laws (including the Tax Act and maintaining the status of BOX as a “unit trust”, “mutual fund trust” and a “real estate investment trust”), regulations, requirements or policies of any governmental authority having jurisdiction over Brookfield Office Properties Canada LP, or over the distribution of Class A LP Units or Class B LP Units;

(iii)	providing additional protection or added benefits which are, in the opinion of our trustees, necessary to maintain the rights of the holders of Class A LP Units or Class B LP Units set out in the Limited Partnership Agreement or the rights of the parties to the Exchange and Support Agreement, as applicable;

(iv)	removing any conflicts or inconsistencies in the Limited Partnership Agreement or the Exchange and Support Agreement or making corrections, including the rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable;

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(v)	making amendments which are, in the opinion of our trustees, necessary or desirable to remove conflicts or inconsistencies between the disclosure in our management proxy circular filed in connection with the Transaction and the Limited Partnership Agreement or the Exchange and Support Agreement;

(vi)	making amendments of a minor or clerical nature or to correct typographical mistakes, ambiguities or manifest omissions or errors, which amendments are, in the opinion of our trustees, necessary or desirable and not prejudicial to the holders of Class A LP Units or Class B LP Units or the parties to the Exchange and Support Agreement, as applicable; or

(vii)	making amendments which are, in the opinion of our trustees, necessary or desirable as a result of changes in taxation or other laws or accounting standards that may affect Brookfield Office Properties Canada LP or the holders of Class A LP Units or Class B LP Units.

Take-Over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for our trust units and not less than 90% of our trust units (including trust units issuable on the exchange of any exchangeable securities, including Class B LP Units, but excluding trust units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror or those acting jointly or in concert with them) are taken up and paid for by the offeror, the offeror will be entitled to acquire our trust units held by holders who did not accept the take-over bid on the terms on which the offeror acquired trust units from holders who accepted the take-over bid.

Information and Reports

Prior to each meeting of our unitholders, our trustees will provide to the unitholders (along with notice of the meeting) information similar to that required to be provided to shareholders of a corporation governed by the CBCA.

Rights of Unitholders

The rights of our unitholders and the attributes of our units are established and governed by the Declaration of Trust. Although the Declaration of Trust confers upon a unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, significant differences exist, some of which are described below.

Many of the provisions of the CBCA respecting the governance and management of a corporation are incorporated in the Declaration of Trust. For example, our unitholders are entitled to exercise voting rights in respect of their holdings of units in a manner comparable to shareholders of a CBCA corporation and to elect our trustees and our auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of unitholders and trustees, the quorum for and procedures at such meetings and the right of our unitholders to participate in the decision making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which approval by our unitholders is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by our subsidiaries. These approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are “reporting issuers” or the equivalent or are listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting: (a) the business or businesses that the corporation can carry on; or (b) the issue, transfer or ownership of shares). Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or which disregard the interests of securityholders and certain other parties. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust does not include a comparable right. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of a corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right.

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DESCRIPTION OF BROOKFIELD OFFICE PROPERTIES CANADA LP

The following is a summary of the material terms attached to the Class A LP Units and Class B LP Units and certain other terms included in the Limited Partnership Agreement. This summary is qualified in its entirety by reference to all of the provisions of the Limited Partnership Agreement, which is available on SEDAR at www.sedar.com.

General Partner

BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP. BOPC GP Inc. is a corporation incorporated under the laws of Canada. BOPC GP Inc. is a direct wholly-owned subsidiary of BOX. The board of directors of BOPC GP Inc. will at all times be comprised of all of the individuals who are from time to time serving as our trustees.

As general partner of Brookfield Office Properties Canada LP, BOPC GP Inc. has full power and exclusive authority to administer, manage, control and operate the operations, affairs and business of Brookfield Office Properties Canada LP and to bind Brookfield Office Properties Canada LP. The Limited Partnership Agreement provides that all material transactions and agreements involving Brookfield Office Properties Canada LP must be approved by BOPC GP Inc.’s board of directors. BOPC GP Inc. is required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of Brookfield Office Properties Canada LP and to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. BOPC GP Inc. has unlimited liability for the obligations of Brookfield Office Properties Canada LP.

Authorized Capital

Brookfield Office Properties Canada LP is authorized to issue the general partner interest, an unlimited number of Class A LP Units and Class B LP Units and, subject to certain restrictions, such other classes of partnership interests as BOPC GP Inc. may decide from time to time. We hold all of the outstanding Class A LP Units and BPY indirectly holds all of the outstanding Class B LP Units.

Class A LP Units

The holders of the Class A LP Units are entitled to receive notice of, to attend and to vote at all meetings of the partners of Brookfield Office Properties Canada LP on the basis of one vote for each unit held. Holders of Class A LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP equal to, on a per unit basis, the amount of distributions declared on the Class B LP Units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class A LP Units will participate equally with the holders of Class B LP Units in any distribution of the assets of Brookfield Office Properties Canada LP.

As long as any Class A LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class A LP Units, create a new class of interests in Brookfield Office Properties Canada LP that would rank, in any manner, equal to or superior to such Class A LP Units with respect to one or more individual characteristics or rights attaching to the Class A LP Units.

Class B LP Units

Each Class B LP Unit is accompanied by one of our special voting units, which entitles the holder thereof to receive notice of, to attend and to vote at all meetings of our unitholders. Each Class B LP Unit, together with the accompanying special voting unit, has economic and voting rights equivalent in all material respects to one of our trust units.

Except as required by law and in certain specified circumstances where the rights of a holder of Class B LP Units are affected, holders of Class B LP Units are not entitled to vote at meetings of the partners of Brookfield Office Properties Canada LP.

The holders of the Class B LP Units are entitled to receive distributions when declared by Brookfield Office Properties Canada LP. Subject to certain limitations contained in the Limited Partnership Agreement, holders of Class B LP Units are entitled to receive distributions equal to, on a per unit basis, the amount of distributions declared on one of our trust units. In the event of the liquidation, dissolution or winding-up of Brookfield Office Properties Canada LP or any other distribution of the assets of Brookfield Office Properties Canada LP among the holders of the units for the purpose of winding-up its affairs, holders of Class B LP Units and Class A LP Units will participate equally in any distribution of the assets of Brookfield Office Properties Canada LP. A holder of Class B LP Units may not transfer any of its Class B LP Units other than to an affiliate.

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The Class B LP Units are exchangeable, on a one-for-one basis (subject to customary anti-dilution provisions) for our trust units at the option of the holder at any time unless such exchange would, in the opinion of our trustees, jeopardize BOX’s status as a “unit trust”, “mutual fund trust” or “real estate investment trust” under the Tax Act. Upon the exchange of Class B LP Units for trust units, the corresponding special voting units will immediately be cancelled without any further action of our trustees.

As long as any Class B LP Units are outstanding, Brookfield Office Properties Canada LP may not, without the approval of the holders of the Class B LP Units, create a new class of interests in Brookfield Office Properties Canada LP which would rank, in any manner, equal to or superior to such Class B LP Units with respect to one or more individual characteristics or rights attaching to the Class B LP Units.

Offers, Issuer Bids and Take-Over Bids

The Declaration of Trust and the Exchange and Support Agreement provide that if an offer, issuer bid (other than an exempt issuer bid), take-over bid (other than an exempt take-over bid) or similar transaction with respect to the trust units is proposed by us or is proposed to us or to holders of our trust units, and is recommended by our trustees, or is otherwise effected or to be effected with or without the consent or approval of our trustees, and the Class B LP Units are not exchanged for trust units in accordance with their terms and the Exchange and Support Agreement, we will, to the extent possible in the circumstances, expeditiously and in good faith, take all such commercially reasonable actions and do all such commercially reasonable things as are necessary or desirable to enable and permit holders of those Class B LP Units to participate in such offer to the same extent and on an economically equivalent basis as the holders of our trust units, without discrimination. Without limiting the generality of the foregoing, we will, to the extent possible in the circumstances, expeditiously and in good faith, use commercially reasonable efforts to ensure that holders of Class B LP Units may participate in all such offers without being required to exercise their right to exchange those units (or, if so required, to ensure that any such exchange will be effective only upon, and will be conditional upon, the successful closing of the offer and only to the extent necessary to tender to or deposit under the offer).

Distributions

Brookfield Office Properties Canada LP will distribute to BOPC GP Inc. and to the limited partners holding Class A LP Units and Class B LP Units distributable cash as set out below. Distributions will be made forthwith after BOPC GP Inc. determines the distributable cash of Brookfield Office Properties Canada LP and determines the amount of all costs and expenses incurred by it in the performance of its duties under the Limited Partnership Agreement (the “Reimbursement Distribution Amount”). Distributable cash will represent, in general, all of Brookfield Office Properties Canada LP’s cash on hand that is derived from any source (other than amounts received in connection with the subscription for additional interests in Brookfield Office Properties Canada LP) and that is determined by BOPC GP Inc. not to be required in connection with the business of Brookfield Office Properties Canada LP. The amount will be determined by BOPC GP Inc. in a manner analogous to the manner in which we calculate our distributions. Following that determination, the distributable cash of Brookfield Office Properties Canada LP will be distributed as follows: (a) the Reimbursement Distribution Amount to BOPC GP Inc.; (b) an amount to us sufficient to allow us to pay our expenses (including, without limitation, any fees or commissions payable to agents or underwriters in connection with the sale of our securities) on a timely basis; (c) an amount to BOPC GP Inc. equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP; and (d) an amount on each Class A LP Unit and Class B LP Unit to the holders of such units equal to the amount of the distribution declared on each trust unit. The record date and the payment date for any distribution declared on the Class B LP Units will be the same as those for our trust units.

In lieu of receiving all or a portion (the “Selected Amount”) of the distribution declared by Brookfield Office Properties Canada LP, the holders of Class B LP Units may choose to be loaned an amount from Brookfield Office Properties Canada LP equal to the Selected Amount, and to have the distribution of the Selected Amount made to it on the first business day following the end of the fiscal year in which such distribution would otherwise have been made. Each such loan made in a fiscal year will not bear interest and will be due and payable in full on the first business day following the end of the fiscal year during which the loan was made.

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Investment Restrictions and Guidelines and Operating Policies

Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides for certain restrictions on investments which may be made by or on behalf of Brookfield Office Properties Canada LP. These investment restrictions and guidelines are set out below:

(i)	Brookfield Office Properties Canada LP may invest, directly or indirectly in: (a) interests in income producing real property; and (b) corporations, trusts, partnerships or other persons which principally have interests in income producing real property (or activities relating or ancillary thereto);

(ii)	Brookfield Office Properties Canada LP may, directly or indirectly, invest in a joint venture arrangement for the purposes of owning interests or investments otherwise permitted to be held by Brookfield Office Properties Canada LP; provided that such joint venture arrangement contains terms and conditions which, in the opinion of BOPC GP Inc., are commercially reasonable including, without limitation, such terms and conditions relating to restrictions on transfer and the acquisition and sale of Brookfield Office Properties Canada LP’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to Brookfield Office Properties Canada LP and provisions that limit the liability of Brookfield Office Properties Canada LP to third parties;

(iii)	except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company under the laws of Canada or a province of Canada, short term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule I of the Bank Act (Canada) maturing prior to one year from the date of issue, or except as otherwise permitted herein, Brookfield Office Properties Canada LP shall not hold securities of another issuer unless either (a) such securities derive their value, directly or indirectly, principally from real property, or (b) the principal business of the issuer of the securities is the ownership or operation, directly or indirectly, of real property (in each case as determined by BOPC GP Inc.);

(iv)	Brookfield Office Properties Canada LP may directly or indirectly invest in such other assets or conduct such other activities as are consistent with the other investment restrictions and guidelines of Brookfield Canada Office Properties Canada LP; and

(v)	notwithstanding any other provision set out above, Brookfield Office Properties Canada LP shall not make, nor permit any of its subsidiaries to make, any investment that would result in BOX ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or our trust units being disqualified for investment by Plans for the purposes of the Tax Act.

For the purpose of the foregoing restrictions and guidelines, the assets, liabilities and transactions of a subsidiary wholly or partially owned by Brookfield Office Properties Canada LP will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to an investment in real property will be deemed to include an investment in a joint venture arrangement that holds real property.

Operating Policies of Brookfield Office Properties Canada LP

The Limited Partnership Agreement provides that the operations and affairs of Brookfield Office Properties Canada LP must be conducted in accordance with the following operating policies and that Brookfield Office Properties Canada LP will not permit any subsidiary to conduct its operations and affairs other than in accordance with the following operating policies:

(i)	title to each real property (or, if applicable, the leasehold or other interest therein) will be held by and registered in the name of Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers; provided that where land tenure will not provide fee simple title, Brookfield Office Properties Canada LP, BOPC GP Inc. or a corporation or other entity wholly-owned, directly or indirectly, by Brookfield Office Properties Canada LP or jointly-owned, directly or indirectly, by Brookfield Office Properties Canada LP with joint venturers will hold a land lease as appropriate under the land tenure system in the relevant jurisdiction; and

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(ii)	Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any kind of an arm’s length third party, except guarantees of indebtedness existing on the effective date of the Transaction and guarantees of indebtedness assumed or incurred by a partnership, limited partnership, co-ownership or other joint venture in which Brookfield Office Properties Canada LP or a subsidiary of Brookfield Office Properties Canada LP is a party and the other party or parties thereto is or are required to give up its or their respective interest in the property of such partnership, limited partnership, co-ownership or other joint venture as a result of such party’s failure to honour its proportionate share of the indebtedness assumed or incurred by the partnership, limited partnership, co-ownership or other joint venture. In addition, Brookfield Office Properties Canada LP will not directly or indirectly guarantee any indebtedness or liabilities of any person if doing so would contravene paragraph (v) of the investment restrictions and guidelines of Brookfield Office Properties Canada LP as set forth above under “– Investment Restrictions and Guidelines and Operating Policies – Investment Restrictions and Guidelines of Brookfield Office Properties Canada LP”.

For the purpose of the foregoing policies, the assets, liabilities and transactions of a corporation, trust, partnership or other entity in which Brookfield Office Properties Canada LP has an interest will be deemed to be those of Brookfield Office Properties Canada LP on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement.

Allocation of Net Income and Losses

Brookfield Office Properties Canada LP’s income or loss for tax purposes for a fiscal year will, to the extent possible, be allocated to the limited partners in proportion to distributions paid or payable to such limited partners (excluding amounts paid or payable to holders of Class A LP Units sufficient to allow us to pay our expenses) as described above. BOPC GP Inc. will be allocated taxable income equal to the aggregate of: (a) all Reimbursement Distribution Amounts that are paid to it; and (b) an amount equal to 0.01% of the balance of the distributable cash of Brookfield Office Properties Canada LP to the extent it is not taken into account in the determination of the allocation of taxable income. However, if, with respect to a given fiscal year, no cash distribution is made by Brookfield Office Properties Canada LP to its limited partners, the income or loss, as the case may be, for tax purposes of Brookfield Office Properties Canada LP for that fiscal year will be allocated to each person who was a limited partner at any time in such fiscal year in the proportion determined by BOPC GP Inc.

Limited Liability

Brookfield Office Properties Canada LP will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. Brookfield Office Properties Canada LP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement other than a loss of liability arising as a result of any fraudulent, negligent or willful act or omission of such limited partner.

Amendments to the Limited Partnership Agreement

BOPC GP Inc. is entitled to amend the Limited Partnership Agreement without notice to or consent of any other partners, to reflect the admission, resignation or withdrawal of any partner, or the assignment by any partner of the whole or any part of such partner’s interest in Brookfield Office Properties Canada LP in accordance with the Limited Partnership Agreement. BOPC GP Inc. is also entitled to make any reasonable decisions, designations or determinations not inconsistent with applicable laws or with the Limited Partnership Agreement which it determines are necessary or desirable in interpreting, applying or administering the Limited Partnership Agreement or in administering, managing or operating Brookfield Office Properties Canada LP.

BOPC GP Inc. is also entitled to amend the Limited Partnership Agreement (including the investment restrictions and guidelines and operating policies of Brookfield Office Properties Canada LP) with the approval of the limited partners holding more than two-thirds of each class of partnership units entitled to vote provided that: (a) except as otherwise provided in the Limited Partnership Agreement, any material change which affects the rights or interests of BOPC GP Inc. must be approved by BOPC GP Inc.; and (b) any material change which affects any limited partner in a manner that is different from the effects on other limited partners will be valid only with the consent of such limited partner.

| Brookfield Canada Office Properties | 2017 Annual Information Form	37

The Limited Partnership Agreement may not be amended if such amendment would cause BOX to fail or cease to qualify as a “mutual fund trust”, “unit trust” or “real estate investment trust” under the Tax Act. In addition, notwithstanding any other provision in the Limited Partnership Agreement, no amendments may be made to the Limited Partnership Agreement that would: (a) allow any limited partner to take part in the management or the administration of the business of Brookfield Office Properties Canada LP; (b) reduce any limited partner’s interest in Brookfield Office Properties Canada LP; (c) allow any limited partner to exercise control over the business of Brookfield Office Properties Canada LP; (d) change the right of a limited partner to vote at any meeting; or (e) change Brookfield Office Properties Canada LP from a limited partnership to a general partnership.

RATINGS

Our access to financing depends on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. Our credit ratings may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demand, increased competition, deterioration in general economic and business conditions and adverse publicity. Any downgrades in our credit ratings may impede our access to capital markets or raise our borrowing rates.

We are currently rated by two rating agencies, Dominion Board Rating Services Inc. (“DBRS”) and Standard & Poor’s (“S&P”). In February 2016, S&P raised its corporate rating of us to ‘BBB’ from ‘BBB-‘. The following table shows the credit ratings and outlook issued by the rating agencies as of the date hereof:

	DBRS	S&P
Corporate Rating Outlook	BBB (Stable)	BBB (Stable)

DBRS’ corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an entity rated “BBB” is of adequate credit quality. The capacity for the payment of financial obligations is considered acceptable. The entity may be vulnerable to future events. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories.

S&P’s corporate credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the S&P rating system, an entity rated “BBB” has adequate capacity to meet its financial commitments. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the entity to meet its financial commitments. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

We have paid customary rating fees to each of DBRS and S&P in connection with the above credit ratings. No payments were made in respect of other services provided by each of DBRS and S&P during the last two years.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. The credit rating presented is not a recommendation to purchase, hold or sell our securities and does not comment as to market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. There is no assurance that the ratings will remain in effect for any given period or that a rating will not be revised or withdrawn entirely by the rating agency in the future if, in its judgment, circumstances so warrant.

MARKET FOR SECURITIES

Our trust units are listed on the TSX under the symbol “BOX.UN” and on the NYSE under the symbol “BOXC”. The following table sets forth the market price ranges and trading volumes of our trust units on the TSX and the NYSE from January 2016 to December 2016.

	TSX			NYSE
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	26.65	23.46	397,299	17.71	15.33	28,375
February	27.54	25.73	311,019	19.17	17.48	9,538
March	29.73	26.99	378,553	21.67	19.02	32,165
April	28.62	27.41	376,577	22.60	21.22	53,575
May	29.43	27.30	1,599,395	22.61	21.08	34,126
June	29.37	28.52	438,840	24.35	19.83	64,801
July	29.13	28.35	327,805	23.39	21.27	69,970
August	29.00	28.18	197,073	22.93	21.45	35,170
September	28.67	27.10	365,392	22.25	20.63	34,126
October	27.79	26.13	313,160	21.13	19.57	25,520
November	26.70	24.97	775,892	19.85	18.68	32,428
December	26.96	25.51	211,860	20.41	18.99	31,602

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TRUSTEES AND MANAGEMENT

Overview

Our board of trustees oversees the management of our business and affairs. The Manager provides asset and property management services to us under arrangements that were initially entered into in connection with the Transaction. The Manager draws on members of its senior management and other individuals from its affiliates to fulfill its obligations to us. See “– Management Agreements”.

BPO owns, develops and manages premier office properties in the United States, Canada, Australia and Europe. BPO’s portfolio is comprised of interests in 116 properties totaling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Berlin, Sydney, Melbourne, Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. In providing management services to us, the Manager draws on members of its senior management team and its global relationships. Our board of trustees believes that this provides us with a unique competitive advantage and that the Manager’s compensation structure, which includes an incentive component, ensures that its interests remain fully aligned with those of other unitholders.

Trustees of BOX

We have seven trustees, four of whom are “independent” trustees, within the meaning of National Instrument 52 110 – Audit Committees, and a majority of whom are resident Canadians. Each of the current trustees will serve until our next annual meeting or until his successor is elected or appointed.

Our trustees all serve as directors of BOPC GP Inc. BOPC GP Inc. is the general partner of Brookfield Office Properties Canada LP, which holds direct and indirect interests in the properties in our portfolio and carries out all of our property investment and operating activities.

The following table sets out: (a) the names of our trustees; (b) the year in which they were first elected as a trustee; and (c) their principal occupation or employment and their five-year occupation history.

Name, municipality of residence	Trustee since	Principal Occupation and Five-Year Occupation History

COLUM BASTABLE(1)(2)(3) Toronto, Ontario, Canada	2010	Mr. Bastable has been Chairman, Cushman & Wakefield Ltd., a commercial real estate broker and consultancy company, since 2009.

G. MARK BROWN Dobbs Ferry, New York, U.S.A.	2016	Mr. Brown has been Global Chief Investment Officer of BPO since July 2012. Previously he was Head of Global Strategic Initiatives and Finance of BPO, prior to which he was Senior Vice President, Strategic Initiatives and Finance of BPO since 2005.

THOMAS F. FARLEY Palm Desert, California, U.S.A	2010	Mr. Farley has been the Chairman of the Board of Directors of the Trust since 2011, prior to which he was Chief Executive Officer of the Trust since its formation in 2010. In addition, Mr. Farley was the President and Global Chief Operating Officer of BPO from June 2011 until May 31, 2014, at which time he retired. Prior to his retirement from BPO, he also served as Chief Executive Officer, Canadian Commercial Operations of BPO beginning in January 2009.

Roderick D. Fraser, Ph.D., O.C(1)(3) Kingston, Ontario, Canada	2010	Dr. Fraser is President Emeritus and Professor of Economics Emeritus of the University of Alberta since 2005.

PAUL D. MCFARLANE(1)(2)(3) Mississauga, Ontario, Canada	2010	Mr. McFarlane is a corporate director. He retired from a Canadian chartered bank in 2002 after more than 40 years of service.

SUSAN L. RIDDELL ROSE(1)(2)(3) Calgary, Alberta, Canada	2013	Ms. Riddell Rose is President and Chief Executive Officer of Perpetual Energy Inc., a natural gas exploration and development company, and its predecessor, Paramount Energy Trust since 2002.

T. JAN SUCHARDA Toronto, Ontario, Canada	2011	Mr. Sucharda has been our President and Chief Executive Officer since June 2011, prior to which he was BPO’s President and Chief Operating Officer, Canadian Commercial Operations since August 2010, Chief Operating Officer, Canadian Commercial Operations since 2009, and Senior Vice President, Strategic Initiatives since 2006.

Notes:

(1)	Member of the Governance and Nominating Committee.
(2)	Member of the Audit Committee.
(3)	Messrs. Bastable, Fraser and McFarlane and Ms. Riddell Rose are independent trustees.

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Officers

The names, municipalities of residence, position held at BOX and the occupation histories of the officers of BOX are set out below. See above for a description of T. Jan Sucharda, President and Chief Executive Officer.

Name, municipality of residence	Position Held	Five-Year Occupation History

BRYAN K. DAVIS Rye, New York, U.S.A.	Chief Financial Officer	Mr. Davis has been our Chief Financial Officer since 2011. Mr. Davis is also the Chief Financial Officer of BPY, a position he assumed in 2015. From 2007 to February 2016, he was also Chief Financial Officer of BPO.

Ian D. Parker Calgary, Alberta, Canada	Chief Operating Officer	Mr. Parker has held his principal occupation since 2014. Prior to that he was Senior Vice President, Asset Management, Western since 2005.

Deborah R. Rogers Toronto, Ontario, Canada	Senior Vice President, Legal Counsel and Secretary	Ms. Rogers has held her principal occupation since March 2015. Prior to that she was SVP Legal, Eastern Canada and Secretary of BOX since 2010, and SVP Legal Counsel, Eastern Canada and Secretary of BPO Properties Ltd. (a former subsidiary of BPO) from 2006 to 2014.

Ryk Stryland Toronto, Ontario, Canada	Senior Vice President, Development	Mr. Stryland has held his principal occupation since 2006.

T. NGA GILGAN Toronto, Ontario, Canada	Senior Vice President, Investments	Ms. Gilgan has held her principal occupation since 2008. Prior to that she was SVP and Controller since September 2005, and VP, Financial Management since January 2002.

MATTHEW CHERRY Rockville Centre, New York, U.S.A.	Vice President, Investor Relations and Communications	Mr. Cherry is also the Vice President, Investor Relations and Communications of BPO, a position he has held since 2014. Prior to that he was Director, Investor Relations and Communications since 2010.

Elliott S. Feintuch Toronto, Ontario, Canada	Vice President, Legal Counsel, Eastern	Mr. Feintuch has held his principal occupation since February 2012, prior to which he was Associate Counsel with BOX since May 2010 and Associate Counsel with BPO since October 2005.

Robert Kiddine Calgary, Alberta , Canada	Vice President, Legal Counsel, Western	Mr. Kiddine has held his principal occupation since January 2015, prior to which he was a commercial real estate lawyer with Burnet, Duckworth & Palmer LLP since 2010.

Amelia Nasrallah-PUMILIA Toronto, Ontario, Canada	Vice President, Legal Counsel, Eastern	Ms. Nasrallah-Pumilia has held her principal occupation since February 2013, prior to which she was Associate Legal Counsel since 2006.

ELIZABETH PHALEN Toronto, Ontario, Canada	Vice President, Legal Counsel, Eastern	Ms. Phalen has held her principal occupation since February 2013, prior to which she was Associate Legal Counsel since 2006.

michael yam Mississauga, Ontario, Canada	Vice President and Controller	Mr. Yam has held his principal occupation since 2011, prior to which he was Controller, Corporate Accounting with BOX since 2007.

Michelle L. campbell New York, New York, U.S.A.	Assistant Secretary	Ms. Campbell is also Senior Vice President and Secretary of BPO, a position she has held since 2007.

KEITH HYDE Toronto, Ontario, Canada	Vice President, Taxation	Mr. Hyde has held his principal occupation since January 2015, and is also Vice President, Taxation of BPO, a position he has held since 1988.

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Share Ownership

As of the date hereof, the trustees and executive officers of BOX own, directly or indirectly, or exercise control or direction over approximately 33,566 trust units, representing less than 1% of the outstanding trust units.

Management Agreements

The following is a summary of certain provisions of our Asset Management Agreement and the Property Management Agreement each dated as of May 1, 2010, as amended (collectively, the “Management Agreements”). This summary is qualified in its entirety by reference to all of the provisions of the Management Agreements, which are available on SEDAR at www.sedar.com.

Asset Management Agreement

We have appointed Brookfield Office Properties Management LP (“BOPM LP”), a wholly-owned subsidiary of BPO, to provide us with asset management, regulatory compliance and administrative services (the “Asset Management Services”), including:

(i)	providing advisory, consultation and investment management services;

(ii)	causing or supervising the carrying out of all day-to-day management;

(iii)	identifying, evaluating, recommending and structuring acquisitions or dispositions from time to time and assisting in negotiating the terms of such acquisitions or dispositions;

(iv)	arranging for such administrative, executive and management personnel to be provided to us as is reasonably necessary or appropriate to carry out the Asset Management Services;

(v)	providing development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property; and

(vi)	providing such administrative and support services as we require.

BOPM LP’s activities are subject to the supervision and direction of our trustees and the board of directors of BOPC GP Inc. BPO causes BOPM LP and BPO’s other subsidiaries to provide the Asset Management Services in accordance with the Asset Management Agreement and to make available such administrative, executive and management personnel of BPO to allow BOPM LP to comply with its obligations under the Asset Management Agreement.

BOPM LP assigned all of its right, title, interest in and obligations under the Asset Management Agreement with respect to the provision of investment advisory services (“Investment Advisory Services”) to Brookfield Asset Management Private Institutional Capital Adviser US, LLC (“BAM PIC”), a wholly-owned subsidiary of Brookfield Asset Management Inc. and part of the Manager. Such Investment Advisory Services include any recommendation to buy, sell, vote or take any similar action with respect to a “security” (within the meaning ascribed to such term in the U.S. Investment Advisers Act of 1940 (as amended). BAM PIC is a registered investment adviser under such act.

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Compensation and Reimbursement

BOPM LP and BAM PIC each receive 50% of a monthly base management fee, calculated in arrears, in an amount equal to one-twelfth of 0.25% of our enterprise value in the applicable fiscal month. BOPM LP also receives an annual incentive fee, calculated in arrears, in an aggregate amount equal to 15% of our funds from operations per trust unit in excess of $1.33, subject to adjustments for certain transactions affecting our trust units (including the subdivision, split, combination or consolidation of our trust units).

The aggregate amount of the base management fee and the incentive fee payable in respect of any fiscal year will not exceed 0.5% of the greater of: (a) our enterprise value for the last fiscal month of such fiscal year; and (b) the simple average of our total enterprise value for each fiscal month of such fiscal year.

If and whenever BOPM LP performs development, supervision and coordination services for any new construction projects constituting an addition to or expansion or substantial redevelopment of a property, it will also receive a development fee equal to 10% of the first $2 million of project costs plus 4% of the project costs in excess of $2 million incurred on each project, and for projects with estimated costs of over $20 million, the development fee will be separately negotiated.

BOPM LP is also entitled to be reimbursed for the salaries, licensing and training costs and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide certain administrative and regulatory compliance services (which services do not include Investment Advisory Services).

BOPM LP and BAM PIC are reimbursed for all reasonable actual out-of-pocket costs and expenses incurred in connection with the performance of the Asset Management Services and Investment Advisory Services, respectively. Except as described above, they are not reimbursed for the salaries and other remuneration of or any costs relating to the termination or severance of the administrative, executive and management personnel who provide such services or overhead for such persons.

Other Terms

The Asset Management Agreement has an initial term of 10 years and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of the Manager and, if they are not satisfied with the performance by the Manager of its obligations under the Asset Management Agreement and determine that it is not in our best interests that the Asset Management Agreement be renewed, they may submit the termination of the Asset Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Asset Management Agreement at the end of the then current term, provided that we provide the Manager with at least three months’ prior written notice and pay the Manager a termination fee equal to the aggregate amount paid to the Manager in respect of fees paid in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Asset Management Agreement upon written notice to the Manager: if the Manager defaults in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; if the Manager engages in any act of fraud, misappropriation of funds or embezzlement against us, if there is an event of gross negligence by the Manager in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of the Manager. The Manager may terminate the Asset Management Agreement upon written notice to us: if we default in the performance of any material term of the Asset Management Agreement and such default continues for a period of 30 days; or in the event that we become bankrupt or insolvent.

We will indemnify the Manager and its directors, officers, agents, members, partners, shareholders, delegates, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Asset Management Agreement or the Asset Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, willful misconduct, gross negligence or breach of any material term of the Asset Management Agreement.

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The maximum liability of the Manager pursuant to the Asset Management Agreement is equal to all amounts we paid in respect of the Asset Management Services in the five most recent fiscal years.

The Asset Management Agreement does not prohibit the Manager from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Asset Management Agreement provides that any conflicts of interest between us and the Manager will be dealt with by the Manager in good faith and in a fair, equitable and even-handed manner.

Property Management Agreement

We have appointed BOPM LP as the exclusive property manager for all our managed properties and to manage all aspects of the operation, maintenance, leasing, insuring, repair, cleaning, security and management of such properties (the “Property Management Services”). The Property Management Services include:

(i)	sourcing appropriate tenants and negotiating, settling and administering the terms of all tenancies, amendments and renewals;

(ii)	collecting all rent and other amounts due from tenants and licensees and enforcing the collection of arrears and lease obligations;

(iii)	negotiating, settling and administering all contracts as may be reasonably necessary for the operation and maintenance of the properties (including all agreements with municipalities and the owners or occupants of neighbouring lands), and contracting for the purchase of all services, materials and supplies as may be necessary in the performance of its duties and responsibilities;

(iv)	obtaining and maintaining any necessary permits and performing such services as are required to comply with all applicable laws in all material respects, including environmental laws; and

(v)	maintaining all equipment and facilities (including the heating, ventilation and air conditioning equipment) and the common areas and exteriors of the properties.

BOPM LP’s activities are subject to the supervision and direction of our trustees and the rights of any co-owners of the properties.

Compensation and Reimbursement

As compensation for the performance of the Property Management Services, BOPM LP receives the following fees:

(i)	an annual property management fee equal to:

•	the lesser of: (a) 3% of the gross revenues accruing to us from the properties (excluding HST/GST, certain insurance proceeds and certain revenues) for a fiscal year; and (b) 3% of the aggregate of all revenues accruing to us from all parking facilities located at the properties plus all amounts paid to them by tenants who are not governmental authorities with respect to administration/management or equivalent fees pursuant to leases of the properties for that fiscal year plus the greater of (x) the administration/management or equivalent fees accruing to us from tenants who are governmental authorities and (y) 1.75% of the gross revenues accruing to us from such tenants’ leases; less

•	all equivalent property management fees we paid with respect to that fiscal year pursuant to individual property and/or third party management agreements;

(ii)	a leasing fee (based on our percentage ownership interest in a particular property) for any lease signed for space in the properties equal to:

•	where the original term of the lease is five years or less, $0.65 per square foot of rentable area per year (pro-rated for partial years); and

•	where the original term of the lease is more than five years, the fee in paragraph (i) above, plus $0.85 per square foot of rentable area per year for the number of years or partial years covered by the lease between years six and 10 (pro-rated for partial years). No leasing fee will be paid in respect of the years of the original term of the lease in excess of 10 years;

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(iii)	leasing fees are also paid on the same basis for lease extensions, renewals, renegotiations and restructurings provided that: (a) if the term of the lease is renewed or extended prior to the expiry of the original term, such leasing fees will only be paid in respect of the incremental term; and (b) if we owe a commission to an outside broker in respect of the lease, the leasing fee will be reduced by 50%;

(iv)	capital expenditure fees equal to 5% of the project costs associated with the performance of certain construction work involved for all work in respect of which BOPM LP acts substantially as construction manager; and

(v)	major capital purchase fees in respect of large equipment purchases greater than $200,000, equal to 5% of the cost of such equipment.

BOPM LP is reimbursed for all reasonable actual out-of-pocket costs and expenses paid by BOPM LP in connection with the performance of the Property Management Services. To the extent such costs are contemplated by an approved budget or otherwise approved, we reimburse BOPM LP for all costs and expenses for persons hired or employed by, or under contract to, BOPM LP to provide services allocable to specific properties, including but not limited to information technology and systems support personnel, building science and engineering personnel, security personnel, building managers and staff, mechanical and electrical staff, lease administration personnel, tenant liaison staff, merchandise receiving and delivery staff, maintenance, cleaning and housekeeping staff, clerical and secretarial staff, human resources, accounting staff and other staff associated with the management, operation, repair, maintenance, supervision and administration of the properties.

In addition, if BOPM LP’s or its affiliates’ in-house counsel and legal staff provide legal services in respect of the properties, including in connection with the preparation and negotiation of lease documentation, we will pay reasonable fees for such services in amounts that would not exceed those that would be charged by outside counsel in any material respect.

Other Terms

The Property Management Agreement has an initial ten-year term and is automatically renewable for further terms of five years each. At least 12 months prior to the end of the initial term and any renewal term, our independent trustees will review the performance of BOPM LP and, if they are not satisfied with the performance by BOPM LP of its obligations under the Property Management Agreement and determine that it is not in our best interests that the Property Management Agreement be renewed, they may submit the termination of the Property Management Agreement to a vote of our unitholders. If such termination is approved by at least a majority of the votes cast by our unitholders, we may terminate the Property Management Agreement at the end of the then current term, provided that we provide BOPM LP with at least three months’ prior written notice and pay BOPM LP a termination fee equal to the aggregate amount paid to BOPM LP in respect of the property management fee, leasing fee, capital expenditure fee and major capital purchase fee in the fiscal year preceding the effective date of the termination. If the agreement is not so terminated, it will automatically be renewed.

We may also terminate the Property Management Agreement upon written notice to BOPM LP: if BOPM LP defaults in the performance of any term of the Property Management Agreement that results in material harm to us and such default continues for a period of 30 days; if BOPM LP engages in any act of fraud, misappropriation of funds or embezzlement against us; if there is an event of gross negligence by BOPM LP in the performance of its duties that results in material harm to us; or in the event of the bankruptcy or insolvency of BOPM LP. BOPM LP may terminate the Property Management Agreement upon written notice to us: if we default in the performance of any term of the Property Management Agreement that results in material harm to BOPM LP and such default continues for a period of 30 days; or in the event of our bankruptcy or insolvency.

We will indemnify BOPM LP and its affiliates, directors, officers, agents, members, partners, shareholders, delegatees, subcontractors, advisors, employees and other representatives of each of the foregoing from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with the Property Management Agreement or the Property Management Services, other than those that are determined by a final and non-appealable judgment or final and binding arbitration decision to have resulted from an indemnified party’s bad faith, fraud, willful misconduct, gross negligence or material breach of the agreement.

The maximum liability of BOPM LP is equal to all fees paid to BOPM LP in the five most recent fiscal years.

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The Property Management Agreement does not prohibit BOPM LP or its affiliates (including BPO) from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. The Property Management Agreement provides that any conflicts of interest between us and BOPM LP or its affiliates will be dealt with by BOPM LP in good faith and in a fair, equitable and even-handed manner.

BOPM LP is required to inform us if a prospective tenant that is negotiating a significant lease is an existing or prospective tenant of another property which BOPM LP, BPO or their affiliates owns (or co-owns). BOPM LP will identify the measures it proposes to put in place in the circumstances to mitigate and manage any real or reasonably perceived conflict of interests. These measures, if any, will comply with applicable law and may include, without limitation, the assignment of different leasing personnel to represent the interests of each of the parties and reasonable “cone of silence” or “ethical wall” arrangements to avoid the disclosure of information relating to the properties between such leasing personnel.

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INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, as of the date hereof, none of our trustees, officers or associates of a trustee or an officer nor, to the knowledge of our trustees or officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, our voting securities carrying more than 10% of the voting rights attached to any class of our voting securities outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any of our material transactions nor do any such persons have a material interest, direct or indirect, in any of our proposed transactions.

In the normal course of our operations, we enter into various transactions on market terms with related parties, including intercompany loans, acquiring insurance and leasing office space. In connection with the Management Agreements, in the year ended December 31, 2016, we paid BOPM LP fees relating to property management services of $14.5 million (compared to $13.7 million in 2015), fees relating to leasing and construction services of $6.3 million (compared to $8.3 million in 2015) and fees relating to asset management and administrative and regulatory compliance services of $21.3 million (compared to $19.5 million in 2015). BOPM LP remitted $1.1 million of the asset management fees to BAM PIC for the year ended December 31, 2016.

MATERIAL CONTRACTS

The only material contracts, other than contracts entered into in the ordinary course of business, that we have entered into are the following:

•	the Declaration of Trust (see “Description of Brookfield Canada Office Properties”);

•	the Limited Partnership Agreement (see “Description of Brookfield Office Properties Canada LP”);

•	the Asset Management Agreement (see “Trustees and Management — Management Agreements — Asset Management Agreement”);

•	the Property Management Agreement (see “Trustees and Management — Management Agreements — Property Management Agreement”);

•	the Exchange and Support Agreement; and

•	the BPO undertaking.

Copies of these material contracts have been filed on SEDAR at www.sedar.com. These material contracts may also be requested from our Secretary at Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario, M5J 2T3.

Exchange and Support Agreement

On May 1, 2010, we entered into the Exchange and Support Agreement with Brookfield Office Properties Canada LP, BPP and certain subsidiaries of BPP to create certain support obligations with respect to the Class B LP Units. Under the Exchange and Support Agreement, we agree to take such actions as are reasonably necessary to ensure that the distributions on the Class B LP Units will be of the same nature and amount, on a per unit basis, as the corresponding distribution on our trust units.

The Exchange and Support Agreement also provides that we will not, subject to certain exceptions, issue or distribute trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units) to the holders of all or substantially all of the then outstanding trust units; issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding trust units entitling them to subscribe for or to purchase trust units (or securities exchangeable for or convertible into or carrying rights to acquire trust units); or issue or distribute to the holders of all or substantially all of the then outstanding trust units evidences of our indebtedness or our assets except in accordance with the provisions of our trust units, unless the economic equivalent on a per unit basis of such rights, options, securities, units, evidences of indebtedness or other assets is issued or distributed simultaneously to the holders of Class B LP Units. In addition, we will not, subject to certain exceptions, subdivide, re-divide or change the then outstanding trust units into a greater number of trust units; reduce, combine, consolidate or change the then outstanding trust units into a lesser number of trust units; or reclassify, amend the terms of, or otherwise change our trust units or effect an amalgamation, merger, reorganization or other transaction affecting our trust units, unless the same or an economically equivalent change is made simultaneously to, or in the rights of the holders of, Class B LP Units.

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Pursuant to the Exchange and Support Agreement, upon notice from Brookfield Office Properties Canada LP that a holder of Class B LP Units has surrendered Class B LP Units for exchange into trust units in accordance with the terms thereof, we will issue and deliver or cause to be issued and delivered to such holder the requisite number of trust units.

In accordance with the Exchange and Support Agreement, prior to our liquidation, dissolution or winding-up, all Class B LP Units will be automatically exchanged for trust units in order that the holders of Class B LP Units will be able to participate on a pro rata basis with the holders of our trust units in the distribution of our assets in connection with a liquidation event.

BPO Undertaking

Under applicable Canadian securities laws it is possible for a holder of an equity interest in BOX exceeding 90% to effect a privatization of BOX or enter into certain related party transactions with BOX without obtaining minority unitholder approval. BPO has undertaken to us not to rely on the exemptions from the minority approval requirement contained in sections 4.6(1)(a) and 5.7(g) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”), or any discretionary exemption having a similar effect granted by the Canadian securities regulators, in connection with any “business combination” or “related party transaction” (as such terms are defined in MI 61-101) in respect of which BPO or any of its affiliates is an “interested party” (as such term is defined in MI 61-101). This undertaking will terminate in the future if BPO and its affiliates hold in aggregate an equity interest in BOX of 75% or less for a period of 12 months. As of the date hereof, BPY indirectly holds units representing an aggregate equity interest in BOX of approximately 83%.

In addition, BPO has undertaken that prior to completing a disposition, restructuring or development of any of the assets that it retained in the Transaction in circumstances where we are permitted and have the financial capacity to participate, it will (except where otherwise restricted or where the transaction involves a broader enterprise) notify and discuss with our independent trustees in good faith our participation in such transaction prior to or concurrent with discussing the same with other parties.

The terms of the undertakings may only be amended, waived or terminated with the prior approval of a majority of our independent trustees (within the meaning of the Declaration of Trust).

EXEMPTIVE RELIEF

MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BOX has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BOX’s market capitalization, if the Class B LP Units are included in the calculation of BOX’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements would apply, is increased to reflect the approximate 72% indirect interest in BOX in the form of Class B LP Units.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte LLP (“Deloitte”), Independent Registered Public Accounting Firm, are the auditors of the Trust, having an address at Suite 200, Bay Adelaide Centre East, 22 Adelaide Street West, Toronto, Ontario M5H 0A5. Deloitte is independent of BOX within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations thereunder adopted by the United States Securities and Exchange Commission (SEC) and the Public Company Accounting Oversight Board (United States) (PCAOB).

The registrar and transfer agent of our trust units is CST Trust Company at its principal offices in Toronto, Ontario.

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AUDIT COMMITTEE INFORMATION

The Audit Committee is responsible for monitoring BOX’s systems and procedures for financial reporting, risk management and internal controls, reviewing certain public disclosure documents and monitoring the performance and independence of our internal and external auditors. The Audit Committee is also responsible for reviewing BOX’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial condition and results of operations prior to their approval by the full board of trustees.

The Audit Committee charter sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to our board of trustees. A copy of the charter is attached hereto as Appendix B.

Our Audit Committee is comprised of three individuals, all of whom are financially literate and independent as required under applicable securities laws: Mr. Paul D. McFarlane (Chair), Mr. Colum Bastable and Ms. Susan Riddell Rose.

Relevant Education and Experience

All of the members of the Audit Committee have acquired significant financial experience and exposure to accounting and financial issues through service as senior executive officers and directors of various public and private companies in different sectors, including the financial services industry. In these roles, the members of the Audit Committee have been involved in the supervision of a company’s accounting function, the preparation of financial statements, the assessment and oversight of the external auditors, the oversight of regulatory filings and compliance and the evaluation of internal controls over financial reporting. Messrs. McFarlane and Bastable have also served on the audit committees of various public and private companies. In addition, Mr. Bastable has a business-related university degree. The collective experience and depth of knowledge represented by the members of the Audit Committee provide the committee with an understanding of the accounting principles used by us, including the application of estimates, accruals and provisions, that is sufficient to allow the committee to carry out its mandate.

Pre-Approval Policies and Procedures

From time to time, Deloitte also provides us with tax and other non-audit services and we maintain a policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, requires consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit Committee pre-approval of permitted audit, audit related and non-audit services. It also specifies a number of services that are not permitted to be provided by our external auditors, including services related to financial information systems design and implementation.

External Auditor Service Fees (By Category)

The following table sets forth further information on the fees billed or expected to be billed by Deloitte to BOX relating to the fiscal years ended December 31, 2016 and 2015.

Service Performed	2016	2015
Audit fees	$647,000	$685,000
Audit related fees (1)	$1,083,000	$1,018,100
Tax fees	-	-
All other fees	-	-
Total fees	$1,730,000	$1,703,100

Note:

(1)	Included in this amount is $121,000 (2015 - $10,000) of non-recurring fees.

Audit fees were for professional services rendered for the audit of our consolidated financial statements as of and for the years ended December 31, 2016 and 2015, quarterly review of the financial statements included in our quarterly reports, consents and comfort letters issued and review of filings with securities commissions.

Audit related fees consisted of fees for assurance and related services that are not reported under “Audit Fees.” Audit-related fees include fees for operating cost and escalation, joint venture and lender audits, as well as assistance provided in connection with financial accounting and reporting standards matters.

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Tax fees consist of fees for services related to tax compliance, including the preparation of tax returns and refund claims and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.

The Audit Committee of the board of trustees has determined that the provision of these services is compatible with the maintenance of the independence of Deloitte.

ADDITIONAL INFORMATION

Additional information including trustees’ and executive officers’ remuneration and indebtedness, the principal holders of our securities and securities authorized for issuance under equity compensation plans is set out in our most recent Management Proxy Circular. Additional financial information is also provided in the consolidated financial statements in our Annual Report for the year ended December 31, 2016. Our 2016 Annual Report also contains, in pages 4 through 32, the Management’s Discussion and Analysis of our financial condition and results of operations for the year ended December 31, 2016.

You may access other information about us, including our disclosure documents, reports, statements or other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the Securities and Exchange Commission at www.sec.gov and on our web site at www.brookfieldcanadareit.com.

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APPENDIX A - Commercial Properties by Region

Information in this table is as of December 31, 2016.

(Square feet in 000’s)	Number of Properties	Leased %	Office	Retail	Leasable Area	Parking and Other	Total	Ownership Interest %	Owned Interest
TORONTO
Brookfield Place Toronto
Bay Wellington Tower	1	89.6%	1,297	43	1,340	67	1,407	100%	1,407
Retail & Parking(1)	1	97.8%	—	52	52	504	556	56%	308
First Canadian Place	1	95.3%	2,381	229	2,610	221	2,831	25%	708
Bay Adelaide West	1	95.9%	1,157	3	1,160	219	1,379	100%	1,379
Bay Adelaide East(2)	1	95.0%	1,014	12	1,026	185	1,211	100%	1,211
Bay Adelaide Retail		91.8%	—	31	31	2	33	100%	33
Exchange Tower	1	97.1%	961	66	1,027	203	1,230	50%	615
Hudson's Bay Centre	1	98.9%	532	213	745	175	920	100%	920
2 Queen St. East	1	100.0%	448	16	464	71	535	25%	134
Queen’s Quay Terminal	1	96.8%	429	54	483	27	510	100%	510
105 Adelaide St. West	1	100.0%	177	6	183	31	214	100%	214
22 Front St. West	1	100.0%	136	7	143	1	144	100%	144
	11	95.5%	8,532	732	9,264	1,706	10,970		7,583

OTTAWA
Place de Ville I	2	89.9%	571	11	582	364	946	25%	237
Place de Ville II	2	95.4%	586	8	594	331	925	25%	231
Jean Edmonds Towers	2	100.0%	544	10	554	109	663	25%	166
	6	95.0%	1,701	29	1,730	804	2,534		634

CALGARY
Bankers Hall	3	92.5%	1,940	222	2,162	481	2,643	50%	1,322
Bankers Court	1	99.8%	256	7	263	70	333	50%	167
Suncor Energy Centre	2	99.9%	1,708	24	1,732	349	2,081	50%	1,041
Fifth Avenue Place	2	86.2%	1,428	48	1,476	294	1,770	50%	885
	8	93.5%	5,332	301	5,633	1,194	6,827		3,415
OTHER
Merivale Place, Nepean	1	100.0%	—	3	3	—	3	100%	3
TOTAL COMMERCIAL PROPERTIES	26	94.7%	15,565	1,065	16,630	3,704	20,334		11,635

DEVELOPMENT
Brookfield Place Calgary East(3)	1	81.4%	1,400	—	1,400	—	1,400	100%	1,400

TOTAL PORTFOLIO	27		16,965	1,065	18,030	3,704	21,734		13,035
(1)	Brookfield Canada Office Properties owns a 50% interest in the retail operations and is entitled to a 56% interest in the parking operations.

(2)	95.0% occupancy includes BPO headlease. Occupancy excluding BPO headlease is 82.2%.

(3)	The development was acquired on an “as-if-completed-and-stabilized basis.”

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APPENDIX B - Audit Committee Charter

A committee of the board of trustees of Brookfield Canada Office Properties (the “Trust”) to be known as the Audit Committee (the “Committee”) shall have the following terms of reference:

Membership and Chair

Annually, the board of trustees of the Trust (the “Board”) shall appoint three or more trustees (the “Members” and each a “Member”) to serve on the Committee for the upcoming year or until the Member ceases to be a trustee, resigns or is replaced, whichever occurs first.

The Members will be selected by the Board on the recommendation of the Governance and Nominating Committee. Any Member may be removed from office or replaced at any time by the Board. All of the Members will be Independent trustees. In addition, every Member will be Financially Literate, or agree to become Financially Literate within a reasonable period of time following appointment. Members may not serve on three or more other public company audit committees, except with the prior approval of the Chair of the Board.

The Board shall appoint one Member as the Chair of the Committee. If the Chair is absent from a meeting, the Members shall select a Member from those in attendance to act as Chair of the meeting.

Responsibilities

The Committee shall:

a)	oversee the work of the external auditor of the Trust engaged for the purpose of preparing or issuing an auditor’s report or providing other audit, review or attest services to the Trust (the “auditor”);

b)	require the auditor to report directly to the Committee;

c)	review and evaluate the auditor’s independence, experience, qualifications and performance and determine whether the auditor should be appointed or re-appointed and recommend to the Board the auditor who should be nominated for appointment or re-appointment by the unitholders;

d)	where appropriate, recommend to the Board that the unitholders terminate the auditor;

e)	when a change of auditor is proposed, review all issues related to the change, including the information to be included in the notice of change of auditor required, and the orderly transition of such change;

f)	review the terms of the auditor’s engagement and recommend to the Board the compensation of the auditor;

g)	at least annually, obtain and review a report by the auditor describing:

•	the auditor’s internal quality-control procedures; and

•	any material issues raised by the most recent internal quality control review, or peer review, of the auditor, or review by any independent oversight body such as the Canadian Public Accountability Board or the Public Company Accounting Oversight Board, or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the auditor, and the steps taken to deal with any issues raised in any such review;

h)	at least annually, confirm that the auditor has submitted a formal written statement describing all of its relationships with the Trust; discuss with the auditor any disclosed relationships or services that may affect its objectivity and independence; obtain written confirmation from the auditor that it is objective within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the order of chartered accountants to which it belongs and is an independent public accountant within the meaning of applicable securities legislation, and confirm that it has complied with applicable laws with the rotation of certain members of the audit engagement team;

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i)	review and evaluate the lead partner of the auditor;

j)	ensure the regular rotation of the audit engagement team members as required by law, and periodically consider whether there should be regular rotation of the auditor;

k)	meet privately with the auditor as frequently as the Committee feels is appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern to the Committee or the auditor, including:

•	planning and staffing of the audit;

•	any material written communications between the auditor and management;

•	whether or not the auditor is satisfied with the quality and effectiveness of financial recording procedures and systems;

•	the extent to which the auditor is satisfied with the nature and scope of its examination;

•	whether or not the auditor has received the full co-operation of management of the Trust;

•	the auditor’s opinion of the competence and performance of the Chief Financial Officer and other key financial personnel;

•	the items required to be communicated to the Committee in accordance with generally accepted auditing standards;

•	all critical accounting policies and practices to be used by the Trust;

•	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the auditor;

•	any difficulties encountered in the course of the audit work, any restrictions imposed on the scope of activities or access to requested information, any significant disagreements with management and management’s response; and

•	any illegal act that may have occurred and the discovery of which is required to be disclosed to the Committee pursuant to applicable securities legislation.

l)	annually review and approve the Approval of Audit and Non-Audit Services Provided by the Independent Auditor Policy (the “Pre-approval Policy”) which sets forth the parameters by which the auditor can provide certain audit and non-audit services to the Trust not prohibited by law and the process by which the Committee pre-approves such services. The Committee, or a member(s) of the Committee duly delegated, will review and approve all auditor requests to provide audit and non-audit services that are not pre-approved under the Pre-Approval Policy, or are in excess of the aggregate fee threshold for the amount of services that can be provided by the auditor. At each quarterly meeting of the Committee, the Committee will ratify all audit and non-audit services provided by the auditor for the then-ended quarter;

m)	resolve any disagreements between management and the auditor regarding financial reporting;

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n)	prior to the disclosure to the public, review, and, where appropriate, recommend for approval by the Board, the following:

•	audited annual financial statements, in conjunction with the report of the auditor;

•	interim consolidated financial statements;

•	annual and interim earnings press releases;

•	annual and interim management’s discussion and analysis of financial condition and results of operations;

•	reconciliations of the annual or interim financial statement; and

•	all other audited or unaudited financial information contained in public disclosure documents (including without limitation, any prospectus, or other offering or public disclosure documents and financial statements required by regulatory authorities);

o)	discuss press releases containing financial information (to ensure consistency of the disclosure to the financial statements), as well as financial information and earnings guidance provided to analysts and rating agencies including the use of “pro forma” information in such press releases and financial information. Such review may consist of a general discussion of the types of information to be disclosed or the types of presentations to be made;

p)	review the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Trust’s financial statements;

q)	review disclosures made to the Committee by the Chief Executive Officer and Chief Financial Officer during their certification process for applicable securities law filings about any significant deficiencies and material weaknesses in the design or operation of the Trust’s internal control over financial reporting which are reasonably likely to adversely affect the Trust’s ability to record, process, summarize and report financial information, and any fraud involving management or other employees;

r)	review the effectiveness of management’s policies and practices concerning financial reporting, any proposed changes in major accounting policies, the appointment and replacement of management responsible for financial reporting and the internal audit function;

s)	review the adequacy of the internal controls that have been adopted by the Trust to safeguard assets from loss and unauthorized use and to verify the accuracy of the financial records and any special audit steps adopted in light of significant deficiencies and material weaknesses in internal control over financial reporting;

t)	meet privately with the person responsible for the Trust’s internal audit function as frequently as the Committee feels appropriate to fulfill its responsibilities, which will not be less frequently than annually, to discuss any items of concern;

u)	review the mandate, budget, planned activities, staffing and organizational structure of the internal audit function (which may be outsourced to a firm other than the auditor) to confirm that it is independent of management and has sufficient resources to carry out its mandate. The Committee will discuss this mandate with the auditor, review the appointment and replacement of the person in charge of the Trust’s internal audit function and review the significant reports to management prepared by the internal audit function and management’s responses. As part of this process, the Committee will review and approve the governing charter of the internal audit function on an annual basis;

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v)	review the controls and procedures that have been adopted to confirm that material information about the Trust and its subsidiaries that is required to be disclosed under applicable law or stock exchange rules is disclosed and to review the public disclosure of financial information extracted or derived from the issuer’s financial statements and periodically assess the adequacy of such controls and procedures;

w)	establish and periodically review the procedures for the receipt, follow-up, retention and treatment of complaints received by the Trust about accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

x)	review and approve periodically, the Trust’s policies with respect to risk assessment and management, particularly financial risk exposure, including the steps taken to monitor and control risks;

y)	review periodically, the status of taxation matters of the Trust;

z)	review and approve the Trust’s policies for hiring partners and employees and former partners and employees of the auditor and any former auditors of the Trust;

aa)	review, with legal counsel where required, such litigation, claims, tax assessments, transactions, inquiries from regulators and material inquiries from governmental agencies or other contingencies which may have a material impact on financial results or which may otherwise adversely affect the financial well-being of the Trust; and

bb)	consider other matters of a financial nature as directed by the Board.

Limitation of Audit Committee Role

The Committee’s function is one of oversight. The Trust’s management is responsible for preparing the Trust’s financial statements and, along with the internal audit function, for developing and maintaining systems of internal accounting and financial controls, while the independent auditor will assist the Committee and the Board in fulfilling their responsibilities for their review of the financial statements and internal controls and will be responsible for its independent audit of the financial statements. The Committee expects the auditor to call to their attention any accounting, auditing, internal accounting control, regulatory or other related matters that they believe warrant consideration or action. The Committee recognizes that the financial management and the internal audit team and the auditor have more knowledge and information about the trust than do Committee members. Accordingly, in carrying out its oversight responsibilities, the Committee does not provide any expert or special assurance as to the Trust’s financial statements or internal controls or any professional certification as to the auditor’s work.

Reporting

The Committee will regularly report to the Board on:

•	the auditor’s independence;

•	the performance of the auditor and the Committee’s recommendations regarding its reappointment or termination;

•	the performance of the internal audit function;

•	the adequacy of the Trust’s internal controls and disclosure controls;

•	its recommendations regarding the annual and interim financial statements of the Trust and any reconciliation of the Trust’s financial statements, including any issues with respect to the quality or integrity of the financial statements;

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•	its review of any other public disclosure document including the annual report and the annual and interim management’s discussion and analysis of financial condition and results of operations;

•	the Trust’s compliance with legal and regulatory requirements, particularly those related to financial reporting; and

•	all other significant matters it has addressed and with respect to such other matters that are within its responsibilities.

Review and Disclosure

The Committee will review this Charter at least annually and submit it to the Governance and Nominating Committee together with any proposed amendments. The Governance and Nominating Committee will review the Charter and submit it to the Board for approval with such further amendments as it deems necessary and appropriate.

This Charter will be posted on the Trust’s website and the annual report of the Trust will state that this Charter is available on the website. This Charter will also be included in the Trust’s Annual Information Form.

Assessment

At least annually, the Governance and Nominating Committee will review the effectiveness of this Committee in fulfilling its responsibilities and duties as set out in this Charter and in a manner consistent with the governance guidelines adopted by the Board.

Access To Advisors And Senior Management

In furtherance of its responsibilities to the Trust, the Committee may retain any advisor at the expense of the Trust, without the Board’s approval, at any time and may determine any such advisor’s fees and other retention terms.

The Trust will provide for appropriate funding, for payment of compensation to any auditor engaged to prepare or issue an audit report or perform other audit, review or attest services, and ordinary administrative expenses of the Committee.

Members will meet privately with senior management as frequently as they feel is appropriate to fulfill the Committee’s responsibilities, but not less than annually.

Meetings

Meetings of the Committee may be called by any Member, the Chair of the Board, the Chief Executive Officer, the Chief Financial Officer or the auditor. Meetings will be held each quarter and at such additional times as is necessary for the Committee to fulfill its responsibilities. The Committee shall appoint a secretary to be the secretary of each meeting of the Committee and to maintain minutes of the meeting and deliberations of the Committee. The Committee may also take action from time to time by unanimous written consent.

The powers of the Committee shall be exercisable at a meeting at which a quorum is present. A quorum shall be not less than two of the Members from time to time. Matters decided by the Committee shall be decided by majority vote. Subject to the foregoing and the Trust’s governing documents, and unless otherwise determined by the Board, the Committee shall have the power to regulate its procedure.

Notice of each meeting shall be given to the auditor, each Member, and to the Chair of the Board and the Chief Executive Officer of the Trust. Notice of meeting may be given orally, in person or by telephone, by letter, by electronic mail or other reasonable means not less than 48 hours before the time fixed for the meeting. Members may waive notice of any meeting and attendance at a meeting is deemed waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.

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The Committee may invite from time to time such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Committee may require the auditors and/or members of management to attend any or all meetings.

Definitions

Capitalized terms used in this Charter and not otherwise defined have the meaning attributed to them below:

“Independent” has the meaning based on the rules and guidelines of applicable stock exchanges and securities regulatory authorities.

“Financially Literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Trust’s financial statements.

Amended and Affirmed by the Board of Trustees on January 25, 2016

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